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970
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SHIFTING INTO NEXT GEAR

NORTH AMERICAN CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

2022 ANNUAL REPORT

SHIFTING INTO NEXT GEAR EVERYONE GETS HOME SAFE 2022 ANNUAL REPORT

TABLE OF Contents Financial Highlights    . 2 Five-Year Trends     . 3 Letter to Shareholders    4 Vision for 2023                6 Board of Directors and Senior Management    12 Management’s Discussion & Analysis                .14 Consolidated Financial Statements                .50 ANNUAL REPORT 2022 1

FINANCIAL

Highlights

ADJUSTED EBITDA

UP

+18.4%

$245m
250
200
150
100
50
0
2018
2019
2020
2021
2022

(In millions of Canadian dollars)
Years ended December 31

ADJUSTED EPS

UP

+17%

(In Canadian dollars)
Years ended December 31

NET DEBT

DOWN

-3.5%

$356m
400
300
200
100
0
2018
2019
2020
2021
2022

(In millions of Canadian dollars)
Years ended December 31

EB80012
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2 NORTH AMERICAN CONTRUCTION GROUP

FINANCIAL Highlights ADJUSTED EBITDA ADJUSTED EPS NET DEBT UP UP DOWN +18.4% +17% -3.5% 250 $245m 200 150 100 50 0 2018 2019 2020 2021 2022 (In millions of Canadian dollars) Years ended December 31 2.5 $2.41 2.0 1.5 1.0 0.5 0.0 2018 2019 2020 2021 2022 (In Canadian dollars) Years ended December 31 400 $356m 300 200 100 0 2018 2019 2020 2021 2022 (In millions of Canadian dollars) Years ended December 31 2 NORTH AMERICAN CONTRUCTION GROUP

FIVE-YEAR Trends 2022 2021 2020 2019 2018 Revenue ($m) 769.5 654.1 498.5 715.1 405.4 Adjusted EBITDA ($m) 245.4 207.3 174.3 174.4 101.8 Gross profit ($m) 101.5 90.4 92.2 94.3 69.1 Adjusted EBIT ($m) 113.8 92.7 81.4 71.0 43.1 Adjusted EBITDA margin 23.3% 25.5% 29.9% 23.4% 24.7% Gross profit margin 13.2% 13.8% 18.5% 13.2% 17.0% Adjusted return on invested capital 13.0% 10.8% 10.0% 9.7% 8.3% Total assets ($m) 979.5 869.3 839.3 793.2 689.6 Invested capital ($m) 661.7 647.5 634.1 587.0 514.4 Net debt ($m) 355.8 369.0 385.9 406.9 364.7 Outstanding common shares,    26.4 28.5 29.2 25.8 25.0 excluding treasury shares (m) Adjusted EPS ($) 2.41 2.06 1.73 1.72 1.00 Cash dividend declared per share ($) 0.32 0.16 0.16 0.12 0.08 ANNUAL REPORT 2022 3

LETTER TO Shareholders Dear Fellow Shareholders: In my last communication with you in October, we were in the early stages of a fourth quarter looking to end a turbulent year on a strong note. In typical NACG fashion, I’m extremely happy to report that we accomplished that goal and exceeded all expectations. I’m a person that values simple tangible results over hype and flash. I believe this way of looking at things is part of the NACG culture and the way most of our employees and customers feel as well. We are a business that does what it says it is going to do. We value results over stories and are focused on continuous, long-term success. I hope you will find the ensuing paragraphs highlighting 2022 accomplishments and 2023 focus as confirmation of the value in maintaining and continuing to build on this practical and effective corporate culture. 2022 Operational Highlights • Steady improvements in equipment utilization since the middle of the year reaching 75% in the fourth quarter, the highest Q4 utilization rate in company history • Increased and, more importantly, retained critical maintenance headcount despite pervasive shortages throughout the mining and construction industries • Managed inflationary pressures through operational excellence, cost discipline, and transparent contract escalation amendment negotiations • Completed second life rebuilds and commissioned nine ultra-class & 240-ton haul trucks further improving our low-cost advantage over competitors • Commenced earthworks at the Fargo-Moorhead flood diversion project with initial cost/risk analyses showing the project tracking on budget and as scheduled • Acquired and integrated a key maintenance service supplier, ML Northern Services Ltd., with the objective of lowering operating costs and improving fleet support capabilities • Installed telematics packages on majority of heavy equipment assets to improve centralized machine health monitoring and provide additional data for operational efficiency improvements • Extended contract at the Kearl mine to 2027 through the continuously growing Indigenous partnership with the Mikisew Cree First Nation 4 NORTH AMERICAN CONTRUCTION GROUP

2022 Financial Highlights • Achieved combined annual revenue over $1.0 billion, an annual increase of over 30% • Set a new high fleet replacement cost of over $2.1 billion, further increasing barriers to entry • Realized adjusted EBITDA of $245M and EPS of $2.41 for the year, both new corporate records • Disciplined capital spending resulted in record free cash flow • Bought back 2.2 million shares representing 8% of common shares outstanding • Commenced a total return swap agreement for up to 1.0 million of common shares • Doubled the annual dividend rate to 32 cents per share • Reduced net debt by $13 million, a 4% reduction for the year 2023 Priorities and Focus From an operational perspective, safety remains a priority and a core value to us as we look to integrate new technology into our equipment and increase our support of front-line supervisors and new workers alike. We will likewise continue to focus on equipment utilization and all the correlated initiatives that support our heavy equipment fleet. Technology and telematics are becoming increasingly important elements in the objective to maintain consistent improvements while attracting, training, and retaining skilled maintenance labour will continue to be a priority for improving fleet utilization. We have also provided a clear line of sight in our bid pipeline and expected tender wins to increase our backlog to over $2 billion dollars before 2023 is over. We see this as confirmation of our safe, low-cost preferred contractor status. Capital allocation is a key focus for us and we expect our projected free cash flow range of $85 to $105 million to give us flexibility in that regard. We have already taken the step of increasing our dividend and deleveraging presents an attractive opportunity at current interest rate levels. Of course, we have an established history of engaging in share repurchases where we see value in that for our shareholders and are also always seeking growth opportunities, whether organically or through acquisition. Capital allocation is something we analyze on a continuing basis and we will always be opportunistic in directing our cash flow in a way that maximizes value. Thanks for your investment in NOA and I look forward to sharing the next set of results with you in late April as we progress through what we expect to be a smoother year. We believe 2023 will be another banner year for NACG as inflation fluctuations have eased and we benefit from high equipment demand and stronger-for-longer commodity markets. We will continue to execute our strategy demonstrating intrinsic value which we believe will be rewarding for our shareholders. Sincerely, Joseph C. Lambert President & Chief Executive Officer February 15, 2023 ANNUAL REPORT 2022 5

2023 Vision

SAFETY
SUSTAINABILITY
EXECUTION
DIVERSIFICATION
773E
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6 NORTH AMERICAN CONSTRUCTION GROUP

2023 Vision SAFETY SUSTAINABILITY EXECUTION DIVERSIFICATION 6 NORTH AMERICAN CONTRUCTION GROUP

SAFETY Our Company is guided by our standard principle to promote the safe, environmentally responsible operations by ensuring that the hazards and environmental impacts associated with our day to day work activities are clearly understood and appropriately managed. In 2022, our Total Recordable Injury Rate (“TRIR”) was 0.53 on a target of 0.50. We will work continuously to improve our safety management system and improve our process including safe work practices for identified risks and hazards found in the work we do. NACG recognizes that to achieve our safety vision, we must make our learning systems smarter and more prepared for the potential failures we uncover. We must continually gather information to help prevent any adverse outcomes for our workers and the Company. We will take the time to help our workers understand the importance of learning from each other and in turn our leadership learning from our workers. Through gathering information about our systems and critical tasks it will help identify the places where incidents are most likely to happen and ultimately help us prevent future events. SAFETY PRINCIPLES ïµ Health, safety and environment are recognized as an integral part of our business. ïµ Our focus on people and relationships, and our uncompromising commitment to health and safety, allows us to acquire some of the best talent in the industry. ïµ We are committed to elevating the standard of excellence in health, safety and environmental protection with continuous improvement along with greater accountability and compliance. Our aim is to have zero incidents. ïµ NACG wants to be recognized as a progressive contractor and industry leader. We will continue to set new standards for safety excellence in the heavy construction and mining sector. ANNUAL REPORT 2022 7

SUSTAINABILITY Since our inception 70 years ago, NACG has touted an ingrained safe and low-cost provider culture. We believe this culture is key to our business success. We also believe that adopting a strong culture of sustainability, one that balances environmental, social and economic performance, is imperative to long-term success as an industry leader. We have the internal skill sets, individual and corporate desire, and functional ability to operate sustainably in each and every role within our company. Just as cost-consciousness and safe practices are not solely the responsibility of our finance and safety teams, sustainability is the responsibility of every employee. Over the coming years, we will look to further advance our sustainability goals by formally implementing systems and processes that align with our values and meet the needs of our customers, partners and key stakeholders. As part of this objective, we released our 2023 Sustainability Report at the same time as our 2022 financial results. This third annual report provides a structured framework for environmental, social, and governance initiatives moving forward. We plan to continue to issue future reports around this time each year which will allow stakeholders to measure progress in a variety of business areas with increasing rigor and metrics. The 2023 Sustainability Report is available on the Company’s website at www.nacg.ca/social-responsibility. 8 NORTH AMERICAN CONTRUCTION GROUP

COMMITTED TARGETS 1 Diversity We recognize the importance of having a diverse organization, and that starts at the top. Therefore, we have committed to 30% gender diversity on both the Board of Directors and amongst our senior leadership group. 2 Emissions Reduction Our scope 1 emissions are derived from combustion of diesel from our off-road heavy equipment fleet. We’ve committed to reduce our scope 1 emissions intensity by 10% by 2025 and 20% by 2028. 3 Total Recordable Injury Rate Of 0.5 Or Less We believe all workplace incidents are preventable and will continue to strive for ongoing safety excellence through building on process and culture. A longstanding core goal of NACG, TRIR will continue to be used as one of our benchmarks to measure our safety performance. TRIR is an industry and nationally recognized standard safety metric and will keep the Company in line with our clients. ANNUAL REPORT 2022 9

EXECUTION Operational excellence is the key to achieving expected margins & shareholder returns. We fully intend to further enhance our reputation for operational excellence as improving site conditions result in the return of long-held operating routines. We will continue to build on our industry leading fleet maintenance strategy to maximize fleet availability and utilization by leveraging our reliability programs, management systems and expertise. We will leverage technological improvements and innovation to improve our operating efficiency, cost structure and component lives. OPERATIONAL PRIORITIES FOR 2023 1 Commitment to refocus safety efforts & prevent serious injuries 2 Maximize operating utilization of heavy equipment fleet 3 Staff plan procure & mobilize for successful Fargo-Moorhead earthworks ramp up 4 Implement various site efficiencies given longer-term continuous projects 5 Increase external service offerings 6 Complete component rebuild facility expansion, Increase second-life rebuild throughput 7 Enhance application of new technologies (telematics project), Continue projects to reduce emissions (auto shut off, no burn idle, hydrogen, hybrid.    10 NORTH AMERICAN CONTRUCTION GROUP

BUSINESS DIVERSIFICATION A key focus of 2023 is for further diversification – by customer, resource, and geography. Revenue diversity: We intend to leverage strategic partnerships, our equipment and expertise, and our recent investment in Nuna to secure heavy or light civil construction contracts for major resource or infrastructure projects across North America. Our current active bid pipeline has over $4.4B worth of projects being engineered and estimated. Service expansion: We intend to increase diversity by marketing our industry leading expertise in heavy equipment maintenance services. We intend to continue developing partnerships with parts and component rebuild companies that complement our maintenance service strategy, and we intend to leverage our purpose designed and built state-of-the-art maintenance facility, which is capable of handling the largest of our customers’ equipment assets to grow this service offering over the coming years. What Organic Diversification means to us “Leveraging our existing capabilities and competitive advantages to win diversified work” What we have to achieve this goal • Well established Indigenous partnerships • Large capacity facilities in Acheson, Alberta ready to maintain & rebuild equipment • Mobile heavy equipment fleet ready for service • Ability to remanufacture equipment components on a low-cost zero-hour basis • World-class ERP system & proven processes available for deployment to remote regions Adjusted EBIT Targets Diversified Adjusted EBIT 1, 2 2020 Actual 2021 Actual 2022 Target 2022 Actual 35% 50% 50% 50% 1 See 2022 Annual Report for Non-GAAP Financial Measures Diversified EBIT 2 Adjusted EBIT profile targets exclude potential acquisitions ANNUAL REPORT 2022 11

BOARD OF Directors Martin Ferron Chair of the Board Director Since: June 7, 2012 Joe Lambert Director Since: January 1, 2021 Bryan Pinney Lead Director and Chair of Audit Committee Director Since: May 13, 2015 John Pollesel Chair of Operations Committee Director Since: November 23, 2017 Maryse Saint-Laurent Chair of Governance & Sustainability Committee Director Since: August 8, 2019 Thomas Stan Chair of Human Resources & Compensation Committee Director Since: July 14, 2016 Kristina Williams Director Since: August 8, 2019 12 NORTH AMERICAN CONTRUCTION GROUP

SENIOR Management Joe Lambert President & Chief Executive Oï¬ƒcer Jason Veenstra Executive Vice President & Chief Financial Oï¬ƒcer Barry Palmer Chief Operating Oï¬ƒcer Jordan Slator Vice President & General Counsel David Kallay Vice President, Health, Safety, Environment and Human Resources ANNUAL REPORT 2022 13

Management’s Discussion and Analysis

February 15, 2023

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022, and notes that follow. These statements have been prepared in accordance with United States (“US”) generally accepted accounting principles (“GAAP”). Except where otherwise specifically indicated, all summary information contained in this MD&A has also been prepared in accordance with GAAP and all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form (“AIF”), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

Our MD&A presents non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that provide useful financial information to our investors to better understand our performance. A “non-GAAP financial measure” is a financial measure that depicts historical or future financial performance, financial position or cash flows, but excludes amounts included in, or includes amounts excluded from, the most directly comparable GAAP measure. A “non-GAAP ratio” is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. A “supplementary financial measure” is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. In our MD&A, we use non-GAAP financial measures and ratios such as “adjusted EBIT”, “adjusted EBITDA”, “adjusted EBITDA margin”, “adjusted EPS”, “adjusted net earnings”, “backlog”, “capital additions”, “capital expenditures, net”, “capital inventory”, “capital work in progress”, “cash provided by operating activities prior to change in working capital”, “combined backlog”, “combined gross profit”, “combined gross profit margin”, “equity investment depreciation and amortization”, “equity investment EBIT”, “equity method investment backlog”, “free cash flow”, “growth capital”, “growth spending”, “invested capital”, “net debt”, “senior debt”, “share of affiliate and joint venture capital additions”, “sustaining capital”, “total capital liquidity”, “total combined revenue”, and “total debt”. We also use supplementary financial measures such as “gross profit margin” and “total net working capital (excluding cash)” in our MD&A. We provide tables in this document that reconcile non-GAAP and capital management measures used to GAAP measures reported on the face of the consolidated financial statements. A summary of our financial measures is included below under the heading “Financial Measures”.

14	NORTH AMERICAN CONSTRUCTION GROUP

OVERALL PERFORMANCE

(Expressed in thousands of Canadian Dollars, except per share amounts)	Year ended December 31,

	2022	2021	Change

Revenue	$ 769,539	$ 654,143	$ 115,396

Total combined revenue(i)	1,054,265	812,226	242,039

Gross profit	101,548	90,417	11,131

Gross profit margin(i)	13.2%	13.8%	(0.6)%

Combined gross profit(i)	151,129	124,058	27,071
Combined gross profit margin(i)(ii)	14.3%	15.3%	(1.0)%

Operating income	71,157	55,128	16,029

Adjusted EBITDA(i)	245,352	207,333	38,019
Adjusted EBITDA margin(i)(iii)	23.3%	25.5%	(2.2)%

Net income	67,372	51,408	15,964
Adjusted net earnings(i)	65,912	58,243	7,669

Cash provided by operating activities	169,201	165,180	4,021

Cash provided by operating activities prior to change in working capital(i)	182,511	164,509	18,002

Free cash flow(i)	70,008	67,232	2,776

Purchase of PPE	111,499	112,563	(1,064)

Sustaining capital additions(i)	113,095	102,183	10,912
Growth capital additions(i)	—	6,795	(6,795)

Basic net income per share	$2.46	$1.81	$0.65

Adjusted EPS(i)	$2.41	$2.06	$0.35

(i)See “Non-GAAP Financial Measures”.

(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.

(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

Revenue of $769.5 million represents a $115.4 million (or 18%) increase for the full year of 2022 when compared to 2021 as equipment utilization steadily and consistently improved over that 24-month period. Of the year-over-year increase, the second half of 2022 generated $77.8 million (or 67%) of the positive variance as six-month equipment utilization of 69% exceeded the 58% utilization experienced in the second half of 2021. Equipment utilization in the fourth quarter specifically benefited from the Q3 2022 onboarding initiatives of maintenance personnel. Since October, maintenance headcount levels remained consistent, which resulted in the overall lowering of the maintenance department’s equipment repair backlog. Also contributing to second half increases were equipment and unit rate adjustments applied in late Q3 2022 to reflect the specific inflationary cost pressures experienced in the Fort McMurray region. The purchase of ML Northern’s fuel and lube equipment fleet, which occurred on October 1, 2022, was integrated into our operations and generated equipment operating hours consistent with the expectation for Q4 2022. Regarding the positive variances in the first half of 2022, results generated by DGI (Aust) Trading Pty Ltd. (“DGI”), acquired on July 1, 2021, and the sale of ultra-class and 240-ton haul trucks, rebuilt through our external maintenance program, were the primary drivers.

Combined revenue of $1,054.3 million in 2022 represents a $242.0 million (or 30%) year-over-year increase. Our share of revenue generated in 2022 by joint ventures and affiliates was $596.0 million compared to $332.4 million in 2021 (an increase of 79%). The Nuna Group of Companies (“Nuna”) built on its record Q3 2022 performance driven by activity at the gold mine in Northern Ontario. In addition to Nuna, our share of revenue was bolstered by the various joint venture initiatives which are all proceeding with strong momentum: i) the continued growth in top-line revenue from rebuilt ultra-class haul trucks now being owned by the Mikisew North American Limited Partnership (“MNALP”) ii) the consistent progress being made in the component rebuild programs managed and performed by the Brake Supply North American joint venture, and lastly iii) the increasingly important impact of the joint ventures dedicated to the Fargo-Moorhead flood diversion project which formally broke ground in Q3 and continued its ramp up of activities through Q4.

For the full year 2022, gross profit was $101.5 million, or 13.2% of revenue, up from $90.4 million and down from 13.8% of revenue in the previous year. Strong top-line revenue growth drove the increase in gross profit during the

MANAGEMENT’S DISCUSSION AND ANALYSIS	15

year. Persistent inflationary pressures negatively impacted gross profit margin due to pervasive cost increases throughout both our on-site and facility maintenance programs. The Company coordinated rate increases with customers and suppliers during the year to mitigate the impact of these inflationary pressures. Labour shortages in the Fort McMurray region increased labour costs through the requirement for third-party contractors and the inefficiencies experienced from high turnover and vacancy rates. Partial offsets of these factors were the full year contributions from DGI, which yielded higher margins on component and parts sales, and margins from operations support contracts at coal mines in Texas and Wyoming. Included in the gross profit margin for the year was depreciation of $119.3 million, or 15.5% of revenue, which is an increase from our prior year expense of $108.0 million but, more importantly, a decrease from our prior year rate of 16.5% as more productive operating hours generated higher revenue.

General and administrative expenses (excluding stock-based compensation) were $25.1 million, or 3.3% of revenue, compared to $23.8 million, or 3.6% of revenue in the previous year. The slight decrease as a percentage of revenue reflects higher year-over-year revenue while gross costs increased slightly as a result of these higher business activity levels and the acquisition of DGI in Q3 2021.

Adjusted EBITDA of $245.4 million represents an 18% increase from the prior year result of $207.3 million and reflects strong demand for the heavy equipment fleet and the sustained momentum of scopes being completed within our joint ventures. The percentage increase is consistent with the increase in combined revenue when factoring for the wage subsidies received in 2021. Adjusted EBITDA margin of 23.3% (prior year 25.5%) illustrates solid operating performance across all our various diversified work sites. The margin was adversely impacted by increased maintenance activities and input costs, particularly at the Millennium mine, incurred to ensure our fleet was operating at the highest capacity possible given the labour shortages experienced in the first half of 2022. Offsetting these decreases were the strong operating performances of the Aurora and Fort Hills mines and, as mentioned above, the strong diversified margin profile from parts and component sales by DGI.

Net interest expense was $24.5 million for the year including approximately $1.1 million of non-cash interest, compared to $19.0 million and $1.1 million, respectively, in the previous year. Our average cash cost of debt for the year was 5.6% as rate increases posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact as well on the rates for secured equipment-backed financing. Adjusted EPS of $2.41 on adjusted net earnings of $65.9 million is 17.0% up from the prior year figure of $2.06 and is consistent with the relative increase of adjusted EBITDA as depreciation, tax and interest generally tracked consistently with the prior year. Weighted-average common shares outstanding for the full years of 2022 and 2021 were 27.4 million and 28.3 million, respectively, which reflect substantial share purchases completed during both years.

Free cash flow of $70.0 million is the culmination of adjusted EBITDA of $245.4 million, mentioned above, less sustaining capital additions of $113.1 million and cash interest paid during the year of $24.1 million. Changes in routine working capital balances had a modest impact on cash generated in 2022 with the remaining two drivers for free cash flow generation being i) the timing impacts of capital work in process and capital inventory which required initial cash investment as we build our maintenance and component rebuild capabilities and ii) growth in our joint ventures which require initial cash discipline to manage growth capital spending and working capital balances. As quantitative evidence of this timing impact, our equity in joint ventures grew by $19.7 million during the year which will translate into cash distributions over time.

16	NORTH AMERICAN CONSTRUCTION GROUP

FINANCIAL HIGHLIGHTS

Five-year financial performance

	Year ended December 31,

(dollars in thousands except ratios and per share amounts)	2022	2021	2020(iii)	2019(iii)	2018(iii)

Operating Data

Revenue	$769,539	$654,143	$498,468	$715,110	$405,384

Gross profit	101,548	90,417	92,218	94,338	69,081

Gross profit margin(i)	13.2%	13.8%	18.5%	13.2%	17.0%

Operating income	71,157	55,128	67,122	57,131	30,218

Adjusted EBIT(i)	113,845	92,661	81,418	70,962	43,072

Adjusted EBITDA(i)	245,352	207,333	174,336	174,379	101,834

Adjusted EBITDA margin(ii)	23.3%	25.5%	29.9%	23.4%	24.7%

Comprehensive income	67,676	51,410	49,208	36,878	15,286

Adjusted net earnings(i)	65,912	58,243	48,746	43,721	24,875

Per share information

Basic net income per share	$2.46	$1.81	$1.75	$1.45	$0.61

Diluted net income per share	$2.15	$1.64	$1.60	$1.23	$0.54

Adjusted EPS(i)	$2.41	$2.06	$1.73	$1.72	$1.00

Balance Sheet Data

Total assets	$979,513	$869,278	$839,063	$793,152	$689,554

Current portion of finance lease obligations and long-term debt	42,089	44,728	43,158	47,680	62,136

Non-current portion of finance lease obligations and long-term debt	382,823	340,898	386,169	364,412	322,006

Total debt(i)	424,912	385,626	429,327	412,092	384,142

Cash	(69,144)	(16,601)	(43,447)	(5,208)	(19,450)

Net debt(i)	355,768	369,025	385,880	406,884	364,692

Total shareholders’ equity	305,919	278,463	248,443	180,119	149,721

Invested capital(i)	$661,687	$647,488	$634,323	$587,003	$514,413

Outstanding common shares, excluding treasury shares	26,420,821	28,458,115	29,166,630	25,777,445	25,004,205

Cash dividend declared per share	0.32	0.16	0.16	0.12	0.08

(i)See “Non-GAAP Financial Measures”.

(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS	17

Summary of net income

	Three months ended December 31,		Year ended December 31,

(dollars in thousands, except per share amounts)	2022	2021	2022	2021

Revenue	$233,417	$181,001	$769,539	$654,143

Cost of sales(iii)	154,967	128,887	548,723	455,710

Depreciation	35,860	29,050	119,268	108,016

Gross profit	$42,590	$23,064	$101,548	$90,417

Gross profit margin(i)	18.2%	12.7%	13.2%	13.8%

General and administrative expenses (excluding stock-based compensation)	6,648	3,694	25,075	23,768

Stock-based compensation expense	4,910	1,643	4,780	11,606

Operating income	31,565	17,464	71,157	55,128

Interest expense, net	7,774	5,250	24,543	19,032

Net income	26,081	15,308	67,372	51,408

Adjusted EBITDA(i)	85,875	56,285	245,352	207,333

Adjusted EBITDA margin(ii)	26.8%	24.0%	23.3%	25.5%

Per share information

Basic net income per share	$0.99	$0.54	$2.46	$1.81

Diluted net income per share	$0.84	$0.48	$2.15	$1.64

Adjusted EPS(i)	$1.10	$0.59	$2.41	$2.06

(i)See “Non-GAAP Financial Measures”.

(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

(iii)See “Accounting Estimates, Pronouncements and Measures”.

Reconciliation of total reported revenue to total combined revenue

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2022	2021	2022	2021

Revenue from wholly-owned entities per financial statements	233,417	181,001	769,539	654,143

Share of revenue from investments in affiliates and joint ventures	183,006	108,291	596,033	332,440

Elimination of joint venture subcontract revenue	(96,315)	(54,394)	(311,307)	(174,357)

Total combined revenue(i)	$320,108	$234,898	$1,054,265	$812,226

(i)See “Non-GAAP Financial Measures”. Reconciliation of reported gross profit to combined gross profit

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2022	2021	2022	2021

Gross profit from wholly-owned entities per financial statements	$42,590	$23,064	$101,548	$90,417
Share of gross profit from investments in affiliates and joint ventures	14,541	9,187	49,581	33,641

Combined gross profit(i)	$57,131	$32,251	$151,129	$124,058

(i)See “Non-GAAP Financial Measures”.

18	NORTH AMERICAN CONSTRUCTION GROUP

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2022	2021	2022	2021

Net income	$26,081	$15,308	$67,372	$51,408

Adjustments:

(Gain) loss on disposal of property, plant and equipment	(533)	263	536	(85)

Stock-based compensation expense	4,910	1,643	4,780	11,606

Net realized and unrealized gain on derivative financial instruments	(778)	—	(778)	(2,737)

Net unrealized loss (gain) on derivative financial instruments included in equity earnings in affiliates and joint ventures	364	—	(4,776)	—

Write-down on asset held for sale	—	—	—	700

Tax effect of the above items	(1,006)	(438)	(1,222)	(2,649)

Adjusted net earnings(i)	$29,038	$16,776	$65,912	$58,243

Adjustments:

Tax effect of the above items	1,006	438	1,222	2,649

Interest expense, net	7,774	5,250	24,543	19,032

Income tax expense	6,889	2,487	17,073	9,285

Equity earnings in affiliates and joint ventures(i)	(8,401)	(5,581)	(37,053)	(21,860)

Equity investment EBIT(i)	9,363	5,768	42,148	25,312

Adjusted EBIT(i)	$45,669	$25,138	$113,845	$92,661

Adjustments:

Depreciation and amortization	36,094	29,242	120,124	108,333

Write-down on asset held for sale	—	—	—	(700)

Equity investment depreciation and amortization(i)	4,112	1,905	11,383	7,039

Adjusted EBITDA(i)	$85,875	$56,285	$245,352	$207,333

Adjusted EBITDA margin(ii)	26.8%	24.0%	23.3%	25.5%

(i)See “Non-GAAP Financial Measures”.

(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2022	2021	2022	2021

Equity (earnings) loss in affiliates and joint ventures	$8,401	$5,581	$37,053	$21,860

Adjustments:

Interest expense, net	688	(73)	2,589	168

Income tax expense	275	294	2,442	3,204

(Gain) loss on disposal of property, plant and equipment	(1)	(34)	64	80

Equity investment EBIT(i)	$9,363	$5,768	$42,148	$25,312

Depreciation	$3,936	$1,905	$10,679	$7,039

Amortization of intangible assets	176	—	704	—

Equity investment depreciation and amortization(i)	$4,112	$1,905	$11,383	$7,039

(i)See “Non-GAAP Financial Measures”.

Analysis of three months and year ended December 31, 2022 results

Revenue

A breakdown of revenue by source is as follows:

	Three months ended December 31,		Year ended December 31,

	2022	2021	2022	2021

Revenue by source

Operations support services	212,870	164,717	688,734	600,308

Equipment and component sales	9,179	13,042	48,728	28,603

Construction services	$11,368	$3,242	$32,077	$25,232

	$233,417	$181,001	$769,539	$654,143

MANAGEMENT’S DISCUSSION AND ANALYSIS	19

For the three months ended December 31, 2022, revenue was $233.4 million, up from $181.0 million in the same period last year. The majority of this quarter-over-quarter positive variance was generated by the equipment fleets in the Fort McMurray region. Revenue increases were driven by year-over-year increases in equipment hours and with utilization increasing 10% over the same period in 2021. Year-over year gross revenue growth also reflects the cost inflationary rate adjustments on equipment and unit rates in the last half of 2022. Lastly, revenue was bolstered by the acquisition of ML Northern Services Ltd. (“ML Northern”) in the quarter.

For the year ended December 31, 2022, revenue was $769.5 million, up from $654.1 million for the year ended December 31, 2021. The increase of 18% reflects the fourth quarter increases mentioned above combined with the full year impact of equipment fleet at the Fort Hills mine which was re-mobilized in the second half of 2021. Additionally, revenue was positively impacted by the full year results of DGI acquired in the second half of 2021.

Gross profit

A breakdown of cost of sales is as follows:

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2022	2021	2022	2021

Salaries, wages and benefits	$47,992	$41,390	$241,113	$211,804

Repair parts and consumable supplies	21,440	13,994	131,460	112,411

Subcontractor services	66,391	46,379	91,666	63,414

Equipment and component sales	4,444	9,534	41,302	21,505

Third-party equipment rentals	5,885	8,834	22,964	27,422

Fuel	2,176	3,815	12,963	13,890

Other	6,639	4,941	7,255	5,264

Cost of sales	$154,967	$128,887	$548,723	$455,710

For the three months ended December 31, 2022, gross profit was $42.6 million or 18.2% of revenue, up from a gross profit of $23.1 million and 12.7% gross margin in the same period last year. The improvement in gross profit in the current period was driven by increases in utilization and the correlated efficiencies that come from increased operating hours. For the three months ended December 31, 2022, cost of sales were $155.0 million, up from cost of sales of $128.9 million in the same period last year.

For the year ended December 31, 2022, gross profit was $101.5 million, or 13.2% of revenue, up from $90.4 million but slightly down from 13.8% of revenue in the previous year. The gross profit margin was impacted by persistent inflationary cost pressures throughout 2022. Increases in equipment costs combined with the strong labour demand in the Fort McMurray region drove higher costs throughout 2022. Furthermore, costs in 2021 were offset by wage subsidies received. These impacts were mitigated by updated equipment and unit rates agreed to with customers in the second half of 2022. For the year ended December 31, 2022, cost of sales were $548.7 million, up from cost of sales of $455.7 million in the same period last year.

For the three months ended December 31, 2022, depreciation was $35.9 million (15.4% of revenue) up from $29.1 million (or 16.0% of revenue) in the same period last year. Depreciation for the year ended December 31, 2022, was $119.3 million (15.5% of revenue) up from $108.0 million (16.5% of revenue) for the year ended December 31, 2021. The increases in gross depreciation are the result of higher operating equipment hours by the fleet due to increased site activity when compared to 2021. The depreciation percentages in 2022 were lower than the comparable periods in 2021 due to more effective and productive use of the fleet as well as increased non-equipment related revenue from DGI and external maintenance customers.

Operating income

For the three months ended December 31, 2022, operating income was $31.6 million, up from $17.5 million during the same period last year. G&A expense, excluding stock-based compensation expense, was $6.6 million, or 2.8% of revenue for the three months ended December 31, 2022, up from $3.7 million, or 2.0% of revenue in the same period last year. The increase in the current period expense compared to prior year was due to the acquisition of ML Northern in Q4 2022, generally higher business activity levels, and the prior year recognition of reimbursable bid costs received in excess of amounts capitalized.

20	NORTH AMERICAN CONSTRUCTION GROUP

For the year ended December 31, 2022, operating income was $71.2 million, up from $55.1 million for the year ended December 31, 2021. G&A expense, excluding stock-based compensation expense, was $25.1 million for the year ended December 31, 2022, or 3.3% of revenue, up from the $23.8 million, and down from 3.6% of revenue, recorded in the year ended December 31, 2021. The year-over-year gross increase was due to the acquisition of DGI in Q3 2021, the acquisition of ML Northern in Q4 2022, and generally higher business activity levels.

For the three months and year ended December 31, 2022, stock-based compensation was $4.9 million and $4.8 million, respectively. For the three months and year ended December 31, 2021, stock-based compensation was $1.6 million and $11.6 million, respectively. The year-over-year change is primarily due to the impact of the fluctuating share price on the carrying value of our liability classified award plans.

Non-operating income and expense

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2022	2021	2022	2021

Interest expense

Credit Facility	$3,367	$1,527	$9,250	$6,559

Convertible debentures	1,729	1,733	6,861	5,148

Finance lease obligations	388	480	1,627	2,260

Mortgage	249	622	1,006	1,350

Promissory notes	128	126	506	450

Financing obligations	253	366	1,211	1,562

Amortization of deferred financing costs	284	312	1,076	1,064

Other interest expense	1,402	88	3,030	701

Interest expense	$7,800	$5,254	$24,567	$19,094

Other interest income	(26)	(4)	(24)	(62)

Total interest expense	$7,774	$5,250	$24,543	$19,032

Equity earnings in affiliates and joint ventures	(8,401)	(5,581)	(37,053)	(21,860)

Net realized and unrealized gain on derivative financial instruments	(778)	—	(778)	(2,737)

Income tax expense	6,889	2,487	17,073	9,285

Total interest expense was $7.8 million during the three months ended December 31, 2022, up from $5.3 million in the same period last year. In the year ended December 31, 2022, total interest expense was $24.5 million, up from the $19.0 million in the year ended December 31, 2021. The increase in interest expense in both periods can be primarily attributed to the higher balance on the Credit Facility and increases in the variable rate during 2022 on the credit facility leading to increased interest expense incurred.

Cash related interest expense for the three months ended December 31, 2022, calculated as interest expense excluding amortization of deferred financing costs of $0.3 million, was $7.5 million and represents an average cost of debt of 7.1% when factoring in the Credit Facility balances during the quarter (compared to $4.9 million and 4.7% respectively for the three months ended December 31, 2021). Cash related interest expense for the year ended December 31, 2022, excluding deferred financing cost of amortization of $1.1 million, was $23.5 million and represents an average cost of debt of 5.6% (compared to 4.3% for the year ended December 31, 2021).

MANAGEMENT’S DISCUSSION AND ANALYSIS	21

Statements of Operations for affiliates and joint ventures

Three months ended December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total

Revenue	$55,544	$110,784	$13,254	$3,425	$183,006

Gross profit	6,653	3,934	3,286	669	14,542

Income before taxes	3,910	3,375	946	446	8,677

Net income	$3,634	$3,375	$946	$446	$8,401

Year ended December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total

Revenue	$213,745	$330,259	$40,598	$11,431	$596,033

Gross profit	30,667	10,216	6,575	2,123	49,581

Income before taxes	21,741	8,825	7,049	1,881	39,496

Net income	$19,298	$8,825	$7,049	$1,881	$37,053

Three months ended December 31, 2021	Nuna	MNALP	Fargo	Other entities	Total

Revenue	$40,620	$59,554	$6,296	$1,821	$108,291

Gross profit	6,542	1,315	1,079	251	9,187

Income before taxes	3,721	1,313	397	273	5,704

Net income	$3,598	$1,313	$397	$273	$5,581

Year ended December 31, 2021	Nuna	MNALP	Fargo	Other entities	Total

Revenue	$147,187	$171,425	$6,296	$7,532	$332,440

Gross profit	28,357	2,762	1,079	1,443	33,641

Income before taxes	20,600	2,750	397	1,317	25,064

Net income	$17,396	$2,750	$397	$1,317	$21,860

Equity earnings in affiliates and joint ventures was $8.4 million for the three months ended December 31, 2022, up from $5.6 million in the same period last year. In the year ended December 31, 2022, equity earnings in affiliates and joint ventures was $37.1 million up from the $21.9 million in the year ended December 31, 2021. Nuna Group of Companies achieved outstanding operational performance during the year driven by activity at the gold mine in Northern Ontario. In addition to Nuna, equity earnings was bolstered by the various joint venture initiatives which are all gaining momentum: i) the continued investments being made by the Mikisew North American Limited Partnership in ultra-class haul trucks, ii) the consistent progress being made in the component rebuild programs managed and performed by the Brake Supply North American joint venture, and lastly iii) the increasingly important impact of the Fargo-Moorhead flood diversion project which broke ground in Q3 and continued its ramp up through Q4.

For the year ended December 31, 2022, we realized a gain of $0.8 million on a swap agreement (December 31, 2021 - realized a gain of $2.7 million).

We recorded income tax expense of $6.9 million and $17.1 million, respectively, during the three months and year ended December 31, 2022, an increase from the $2.5 million and $9.3 million income tax expense recorded in the respective prior year periods. The income tax expense was higher than in the same periods last year due to higher earnings. The current year income tax expense for wholly owned entities approximates our combined effective corporate tax rate of 23%.

22	NORTH AMERICAN CONSTRUCTION GROUP

A reconciliation of basic net income per share to adjusted EPS is as follows:

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2022	2021	2022	2021

Net income	$26,081	$15,308	$67,372	$51,408

Interest from convertible debentures (after tax)	1,488	1,480	5,893	4,410

Diluted net income available to common shareholders	$27,569	$16,788	$73,265	$55,818

Adjusted net earnings(i)	$29,038	$16,776	$65,912	$58,243

Weighted-average number of common shares	26,421,459	28,455,992	27,406,140	28,325,489

Weighted-average number of diluted shares	32,942,717	35,140,822	34,006,850	33,946,957

Basic net income per share	$0.99	$0.54	$2.46	$1.81

Diluted net income per share	$0.84	$0.48	$2.15	$1.64

Adjusted EPS(i)	$1.10	$0.59	$2.41	$2.06

(i)See “Non-GAAP Financial Measures”.

Summary of consolidated quarterly results

A number of factors contribute to variations in our quarterly financial results between periods, including:

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of “mark-to-market” expenses related to the effect of a change in our share price on stock-based compensation plan liabilities; and

•	the level of borrowing under our convertible debentures, Credit Facility and finance leases and the corresponding interest expense recorded against the outstanding balance of each.

The table, below, summarizes our consolidated results for the eight preceding quarters:

(dollars in millions, except per share amounts)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021(iv)	Q1 2021(iv)

Revenue	$233.4	$191.4	$168.0	$176.7	$181.0	$166.0	$139.3	$167.8

Gross profit	42.6	24.6	12.4	22.0	23.1	21.7	14.5	31.2

Adjusted EBITDA(i)	85.9	60.1	41.6	57.7	56.3	47.5	42.4	61.1

Net income	26.1	20.6	7.5	13.5	15.3	14.0	2.7	19.4

Basic income per share(ii)	$0.99	$0.75	$0.27	$0.48	$0.54	$0.49	$0.10	$0.68

Diluted income per share(ii)	$0.84	$0.65	$0.25	$0.43	$0.48	$0.44	$0.09	$0.62

Adjusted EPS(i)(ii)	$1.10	$0.65	$0.17	$0.51	$0.59	$0.50	$0.32	$0.65

Cash dividend per share(iii)	$0.08	$0.08	$0.08	$0.08	$0.04	$0.04	$0.04	$0.04

(i)See “Non-GAAP Financial Measures”.

(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.

(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.

(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS	23

Mine support revenue in the oil sands region is traditionally highest during December to March as ground conditions are most favorable for work requiring frozen ground access. Delays in the start of the winter freeze required to perform this type of work reduce revenues or have an adverse effect on project performance in the winter period.

The oil sands mine support activity levels decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads, are rendered temporarily incapable of supporting the weight of heavy equipment. The end of this period, which can vary considerably from year-to-year, is referred to as “spring breakup” and has a direct impact on our mine support activity levels.

The level of project work executed by Nuna in each fiscal quarter is highly contingent on the relative mix of varying projects scopes and the geographic area where the work is executed. In general, activity peaks in the third quarter when temperatures in the remote North allow for project work to occur. On the most remote of projects, the active construction season can be less than 14 weeks. Projects executed in more southern regions of Canada are not as heavily impacted. On other seasonal projects, the spring/summer project execution season can be longer, spanning from June to October or November. However, site access is limited at times due to road bans. Other major projects, mainly winter road construction and maintenance occur in Q4 and Q1.

Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

LIQUIDITY AND CAPITAL RESOURCES

Summary of consolidated financial position

(dollars in thousands)	December 31, 2022	December 31, 2021	Change

Cash	$69,144	$16,601	$52,543

Working capital assets

Accounts receivable	$83,811	$68,787	$15,024

Contract assets	15,802	9,759	6,043

Inventories	49,898	44,544	5,354

Contract costs	—	2,673	(2,673)

Prepaid expenses and deposits	10,587	6,828	3,759

Working capital liabilities

Accounts payable	(102,549)	(76,251)	(26,298)

Accrued liabilities	(43,784)	(33,389)	(10,395)

Contract liabilities	(1,411)	(3,349)	1,938

Total net working capital (excluding cash)(ii)	$12,354	$19,602	$(7,248)

Property, plant and equipment	645,810	640,950	4,860

Total assets	979,513	869,278	110,235

Credit Facility(i)	180,000	110,000	70,000

Finance lease obligations(i)	41,804	54,721	(12,917)

Financing obligations(i)	32,889	47,945	(15,056)

Promissory notes(i)	11,238	13,210	(1,972)

Senior debt(ii)	$265,931	$225,876	$40,055

Convertible debentures(i)	129,750	129,750	—

Mortgage(i)	29,231	30,000	(769)

Total debt(ii)	$424,912	$385,626	$39,286

Cash	(69,144)	(16,601)	(52,543)

Net debt(ii)	$355,768	$369,025	$(13,257)

Total shareholders’ equity	305,919	278,463	27,456

Invested capital(ii)	$661,687	$647,488	$14,199

(i)Includes	current portion.
(ii)See	“Non-GAAP Financial Measures”.

24	NORTH AMERICAN CONSTRUCTION GROUP

As at December 31, 2022, we had $69.1 million in cash and $88.0 million of unused borrowing availability on the Credit Facility for total liquidity of $157.1 million (defined as cash plus available and unused Credit Facility borrowings). Cash was unusually high on December 31, 2022 primarily due to large receipts received late in December which could not be applied to the Credit Facility. As at December 31, 2021, we had $16.6 million in cash and $181.1 million of unused borrowing availability on the Credit Facility for total liquidity of $197.7 million.

Our liquidity is complemented by available borrowings through our equipment leasing partners. As at December 31, 2022, our total available capital liquidity was $212.4 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). As at December 31, 2021, our total capital liquidity was $233.1 million. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

(dollars in thousands)	December 31, 2022	December 31, 2021

Credit Facility limit	$300,000	$325,000

Finance lease borrowing limit	175,000	150,000

Other debt borrowing limit	20,000	20,000

Total borrowing limit	$495,000	$495,000

Senior debt(i)	(265,931)	(225,876)

Letters of credit	(32,030)	(33,884)

Joint venture guarantee	(53,744)	(18,719)

Cash	69,144	16,601

Total capital liquidity(i)	$212,439	$233,122

(i)See	“Non-GAAP Financial Measures”.

As at December 31, 2022, we had $1.9 million in trade receivables that were more than 30 days past due, compared to $1.4 million as at December 31, 2021. As at December 31, 2022 and December 31, 2021, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers.

Our current working capital is significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us, and we have met the period specified by the contract, usually 45 days after completion of the work. However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at December 31, 2022, holdbacks totaled $0.4 million, comparable to the $0.4 million balance as at December 31, 2021.

Capital resources

Our capital resources consist primarily of cash flow provided by operating activities, cash borrowings under our Credit Facility and financing through operating leases and capital equipment financing.

Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and finance lease obligations, to finance working capital requirements, and to pay dividends. When prudent, we have also used cash to repurchase our common shares.

We anticipate that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2023 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS	25

Reconciliation of capital additions	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2022	2021	2022	2021

Purchase of PPE	$27,908	$25,937	$111,499	$112,563

Additions to intangibles	507	483	3,765	1,228

Gross capital expenditures	$28,415	$26,420	$115,264	$113,791

Proceeds from sale of PPE	(1,033)	(1,544)	(3,400)	(17,141)

Change in capital inventory and capital work in progress(i)	(1,681)	2,051	(7,700)	(6,870)

Capital expenditures, net(i)	25,701	26,927	104,164	89,780

Finance lease additions	236	—	8,931	19,198

Capital additions(i)	$25,937	$26,927	$113,095	$108,978

(i)See “Non-GAAP Financial Measures”.

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2022	2021	2022	2021

Sustaining	$25,701	$20,192	$104,164	$82,985

Growth	—	6,735	—	6,795

Capital expenditures, net(i)	25,701	26,927	104,164	89,780

Sustaining	236	—	8,931	19,198

Growth	—	—	—	—

Finance lease additions	236	—	8,931	19,198

Sustaining	25,937	20,192	113,095	102,183

Growth	—	6,735	—	6,795

Capital additions(i)	$25,937	$26,927	$113,095	$108,978

(i)See “Non-GAAP Financial Measures”.

Sustaining capital additions of $25.9 million ($20.2 million in the prior year) for the three months ended December 31, 2022, and $113.1 million ($102.2 million in the prior year) for the year ended December 31, 2022, are primarily made up of routine capital maintenance performed on the existing fleet as required to maintain equipment. Earlier in the year, smaller heavy equipment assets were purchased for the summer construction season.

We had no growth capital additions for the three months ended December 31, 2022 ($6.7 million in the prior year) and for the year ended December 31, 2022 ($6.8 million in the prior year). Further to the growth capital additions above is the acquisition of ML Northern, totaling $8.0 million.

A portion of our heavy construction fleet is financed through finance leases. We continue to lease our motor vehicle fleet through our finance lease facilities. Our equipment fleet is currently split among owned (62%), finance leased (32%) and rented equipment (6%).

Summary of capital additions in affiliates and joint ventures

Not included in the above reconciliation of capital additions, this table reflects our share of capital additions made by our affiliates and joint ventures.

	Three months ended December 31, 2022		Year ended December 31, 2022

(dollars in thousands)	2022	2021	2022	2021

Nuna	$943	$2,023	$8,190	$4,007

MNALP	3,994	6,043	22,690	10,446

Fargo	3,549	—	16,364	—

Other	454	130	3,062	(175)

Share of affiliate and joint venture capital additions(i)	$8,940	$8,196	$50,306	$14,278

(i)See “Non-GAAP Financial Measures”.

Capital additions within the Nuna joint ventures are considered to be sustaining in nature while the capital additions made by the MNALP & Fargo joint ventures were growth given they represent initial investments.

26	NORTH AMERICAN CONSTRUCTION GROUP

Summary of consolidated cash flows

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2022	2021	2022	2021

Cash provided by operating activities	$78,099	$65,895	$169,201	$165,180

Cash used in investing activities	(17,524)	(24,301)	(97,469)	(99,269)

Cash used in financing activities	(14,524)	(40,022)	(19,493)	(92,759)

Net increase (decrease) in cash	$46,051	$1,572	$52,239	$(26,848)

Operating activities

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2022	2021	2022	2021

Cash provided by operating activities prior to change in working capital(i)	$64,474	$44,872	$182,511	$164,509

Net changes in non-cash working capital	13,625	21,023	(13,310)	671

Cash provided by operating activities	$78,099	$65,895	$169,201	$165,180

(i)See “Non-GAAP Financial Measures”.

Cash provided by operating activities for the three months ended December 31, 2022, was $78.1 million, compared to cash provided by operating activities of $65.9 million for the three months ended December 31, 2021. Cash provided by operating activities for the year ended December 31, 2022, was $169.2 million, compared to cash provided by operating activities of $165.2 million for the year ended December 31, 2021.

The increase in cash flow in both current year period is a result of improved EBITDA. Cash provided by (used by) the net change in non-cash working capital specific to operating activities is detailed below.

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2022	2021	2022	2021

Accounts receivable	$7,449	$(2,360)	$(10,956)	$(30,646)

Contract assets	(4,864)	753	(6,043)	(2,751)

Inventories	(5,756)	4,808	(5,354)	(11,243)

Contract costs	207	1,580	2,673	(704)

Prepaid expenses and deposits	559	(252)	(3,453)	(735)

Accounts payable	3,885	5,478	12,750	31,232

Accrued liabilities	10,891	9,559	(989)	13,681

Contract liabilities	1,254	1,457	(1,938)	1,837

	$13,625	$21,023	$(13,310)	$671

Investing activities

During the three months ended December 31, 2022, cash used by investing activities was $17.5 million, compared to $24.3 million in cash used by investing activities in the three months ended December 31, 2021. Current period investing activities largely relate to $27.9 million for the purchase of property, plant and equipment, and the acquisition of ML Northern for net cash consideration of $2.2 million offset by $1.0 million in proceeds on disposal of property, plant and equipment. Prior year investing activities included $25.9 million for the purchase of property, plant, equipment offset by $1.5 million in proceeds on disposal of property, plant and equipment.

During the year ended December 31, 2022, cash used by investing activities was $97.5 million, compared to $99.3 million used by investing activities during the year ended December 31, 2021. Current period investing activities largely relate to $111.5 million for the purchase of property, plant and equipment, and the acquisition of ML Northern for net cash consideration of $2.2 million offset by $3.4 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $112.6 million for the purchase of property, plant, equipment, the acquisition of DGI for net cash consideration of $11.4 million offset by $17.1 million in proceeds for the disposal of property, plant and equipment and $7.1 million of proceeds on the settlement of derivative financial instruments.

MANAGEMENT’S DISCUSSION AND ANALYSIS	27

Financing activities

Cash used by financing activities during the three months ended December 31, 2022, was $14.5 million, which included $5.3 million of long-term debt repayments, $7.0 million in finance lease obligation repayments and $2.1 million in dividends. Cash used by financing activities for the three months ended December 31, 2021, was $40.0 million, which included $18.7 million of proceeds of long-term debt offset by $50.3 million of long-term debt repayments, $7.3 million in finance lease obligation repayments and $1.1 million in dividends.

For the year ended December 31, 2022, cash used by financing activities was $19.5 million, which included $83.4 million of proceeds of long-term debt offset by $31.2 million of long-term debt repayments, $27.4 million in finance lease obligation repayments, $2.0 million of treasury share purchases, $7.8 million in dividends and $34.1 million in purchases under the share purchase program. Cash used by financing activities during the year ended December 31, 2021, was $92.8 million, driven by proceeds of long-term debt of $135.0 million offset by $164.4 million of long-term debt repayments, $33.9 million repayments towards finance lease obligations, $5.5 million of treasury share purchases, $3.6 million in financing costs, $4.4 million in dividends and $16.5 million in purchases under the share purchase program.

Free cash flow

Free cash flow is a non-GAAP measure (see “Explanatory Notes – Non-GAAP Financial Measures” in this MD&A). Below is our reconciliation from the consolidated statement of cash flows (“Cash provided by operating activities” and “Cash used in investing activities”) to our definition of free cash flow.

	Three months ended December 31		Year ended December 31,

(dollars in thousands)	2022	2021	2022	2021

Cash provided by operating activities	$78,099	$65,895	$169,201	$165,180

Cash used in investing activities	(17,524)	(24,301)	(97,469)	(99,269)

Capital additions financed by leases	(236)	—	(8,931)	(19,198)

Add back:

Growth capital additions	—	6,735	—	6,795

Acquisition of DGI (Aust) Trading Pty Ltd.	—	—	—	13,724

Acquisition of ML Northern Services Ltd.(ii)	7,207	—	7,207	—

Free cash flow(i)	$67,546	$48,329	$70,008	$67,232

(i)See “Non-GAAP Financial Measures”.

(ii)Acquisition of ML Northern Services Ltd. is the purchase price less debt assumed and cash acquired. For the determination of free cash flow, the figure includes deferred consideration of $5,002.

Free cash flow for the year ended December 31, 2022, was $70.0 million driven by strong operating results and higher profitability offset by investments in capital work in progress and joint ventures. Key drivers of free cash flow were adjusted EBITDA of $245.4 million, less sustaining capital additions of $113.1 million and cash interest paid of $24.1 million. Sustaining maintenance expenditures remained consistent with the expectations of the 2021 capital maintenance plan reflecting the necessary maintenance and capital purchases required to perform our contractual scopes. Cash interest in the year increased $7.1 million during 2022 primarily on higher rates but also on higher debt levels as the Q4 pay down of $52.4 million of net debt occurred late in the quarter. Changes in routine working capital balances had a modest impact on cash generated in 2022 with the remaining two drivers for free cash flow generation being i) the timing impacts of capital work in process and capital inventory which required initial cash investment as we build our maintenance and component rebuild capabilities and ii) growth in our joint ventures which require initial cash discipline to manage growth capital spending and working capital balances. As quantitative evidence of this impact, our equity in joint ventures grew by $19.7 million during the year which will translate into cash distributions over time.

Free cash flow for the year ended December 31, 2021, was $67.2 million. Key drivers of free cash flow were adjusted EBITDA of $207.3 million, less sustaining capital additions of $102.2 million, cash interest paid of $17.0 million and joint venture capital additions of $14.3 million.

Contractual obligations and other commitments

Our principal contractual obligations relate to our long-term debt; finance and operating leases; and supplier contracts. The following table summarizes our future contractual obligations as of December 31, 2022, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest

28	NORTH AMERICAN CONSTRUCTION GROUP

payments were calculated using the applicable interest rates and balances as at December 31, 2022 and may differ from actual results.

	Payments due by fiscal year

(dollars in thousands)	Total	2023	2024	2025	2026	2027 and thereafter

Credit Facility and interest thereon	$216,133	$13,032	$13,068	$190,033	$—	$—

Convertible debentures(iv)	161,272	6,861	6,861	6,861	4,789	135,900

Mortgage	41,022	1,783	1,783	1,783	1,783	33,890

Promissory notes	11,706	6,117	3,456	1,735	398	—

Finance leases(i)	43,800	22,550	13,307	4,305	2,676	962

Operating leases(ii)	16,415	1,346	1,021	1,730	1,579	10,739

Non-lease components of building lease commitments(iii)	(254)	83	(28)	37	7	(353)

Financing obligations	34,093	14,768	15,009	2,204	2,112	—

Supplier contracts	13,319	13,319	—	—	—	—

Total contractual obligations	$537,506	$79,859	$54,477	$208,688	$13,344	$181,138

(i)Finance leases are net of receivable on heavy equipment operating sublease of $4,497 (2023 – $4,497).

(ii)Operating leases are net of receivables on subleases of $2,335 (2023 – $1,669; 2024 – $666).

(iii)Non-lease components of lease commitments are net of receivables on subleases of $481 (2023 – $446; 2024 – $35). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.

(iv)If not converted earlier.

Our total contractual obligations of $537.5 million as at December 31, 2022 have increased from $471.9 million as at December 31, 2021 primarily related to an increase of $95.3 million related to our Credit Facility, offset by a decrease of $16.3 million of financing obligations, $7.5 million of finance leases and $7.6 million in convertible debentures. For a discussion on our Credit Facility see “Credit Facility” below and for a more detailed discussion of our convertible debentures, see “Capital Structure and Securities” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Credit Facility

On September 20, 2022, we entered into an Amended and Restated Credit Agreement (the “Credit Facility”) with a banking syndicate that allows borrowing under the revolving loan to $300.0 million (down from $325.0 million) with the ability to increase the maximum borrowings by $50.0 million, subject to certain conditions. The amended agreement extended the facility maturity from October 8, 2024 to October 8, 2025, with an option to extend on an annual basis, subject to certain conditions. The Credit Facility permits finance lease obligations to a limit of $175.0 million (up from $150.0 million) and certain other borrowings outstanding to a limit of $20.0 million. In the amended agreement, the permitted amount of $175.0 million was expanded to include guarantees provided by us to permitted joint ventures, provided that value of such obligations shall not exceed the permitted amount.

The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis.

•	The first covenant is the Senior Leverage Ratio which is Bank Senior Debt plus outstanding letters of credit compared to Bank EBITDA less NACG Acheson Ltd. rental revenue.

¡

“Bank Senior Debt” is defined as the Company’s long-term debt, finance leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.

¡

“Bank EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income.

¡

The Senior Leverage Ratio must be less than or equal to 3.0:1. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.

•	The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.

MANAGEMENT’S DISCUSSION AND ANALYSIS	29

¡	“Fixed Charges” is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures.

¡	The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.

•	The calculation of both financial covenants excludes rental revenue of the wholly-owned subsidiary that owns our shop and head office complex.

As at December 31, 2022, we were in compliance with our financial covenants. The Senior Leverage Ratio was 1.45:1, in compliance with the maximum of 3.0:1. The Fixed Charge Coverage Ratio was 1.79:1, in compliance with the minimum of 1.15:1.

Borrowing activity under our Credit Facility

As at December 31, 2022, there was $180.0 million borrowed against our Credit Facility along with $32.0 million in issued letters of credit under our Credit Facility (December 31, 2021 – $110.0 million and $33.9 million, respectively) and the unused borrowing availability was $88.0 million (December 31, 2021 – $181.1 million).

Guarantees

On December 3, 2021, we entered into an agreement with a financial institution to provide guarantee for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $80.0 million for MNALP, an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. We are the primary operator of MNALP’s equipment through the subcontractor agreement. The loan is supported by the pledged equipment and the guarantee is in place in case of a shortfall in an insolvency. As at December 31, 2022, we have provided guarantees on this facility of $53.4 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded. Subsequent to December 2022, there was a $30.0 million increase to the capacity of these facilities.

We also act as guarantor for equipment leases of Nuna, an affiliate of the Company, to avail more favourable financing terms. As at December 31, 2022, Nuna had an outstanding balance of $0.3 million under this arrangement. At this time, there have been no instances or indication that payments will not be made by Nuna. Therefore, no liability has been recorded.

Outstanding share data

Common shares

We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.

As at February 10, 2023, there were 27,827,282 total voting common shares outstanding, which included 1,412,502 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,827,282 common shares, including 1,406,461 common shares classified as treasury shares at December 31, 2022). We had no non-voting common shares outstanding on any of the foregoing dates.

Convertible debentures

	December 31, 2022	December 31, 2021

5.50% convertible debentures	$74,750	$74,750

5.00% convertible debentures	55,000	55,000

	$129,750	$129,750

30	NORTH AMERICAN CONSTRUCTION GROUP

The summarized terms of these convertible debentures are:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs

5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,531

5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691

Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2021. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.

The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the original conversion price; and on or after June 30, 2026 at a redemption price equal to the principal amount. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed to the redemption date.

Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

Share purchase program

During the year ended December 31, 2022, we completed a Normal-Course Issuer Bid (“NCIB”) which had commenced on April 9, 2021 with purchases and cancellations totaling 82,592 common shares, at an average price of $17.92. The transactions resulted in decreases to the common shares account of $0.7 million and the additional paid-in capital account of $0.8 million. The NCIB terminated on April 8, 2022. On a combined basis, a total of 119,592 shares were purchased and cancelled under this NCIB.

On April 11, 2022, we commenced a NCIB under which a maximum number of 2,113,054 common shares were authorized to be purchased. As at December 31, 2022, we purchased and subsequently cancelled 2,113,054 shares under this NCIB, at an average price of $15.45 per share. This resulted in decreases to the common shares accounts of $16.8 million and the additional paid-in capital accounts of $15.8 million.

Swap Agreement

On October 5, 2022, we entered into a swap agreement on our common shares with a financial institution for investment purposes. As at December 31, 2022, we recognized an unrealized gain of $778 on this agreement based on the difference between the par value of the converted shares and the expected price of the Company’s shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 152,100 shares at a par value of $17.84. Fair value of the shares as at December 31, 2022 was $18.08. The fair value of this swap is recorded in other assets (note 10) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income. This swap agreement is expected to mature in October 2023.

During the year ended December 31, 2021, we recorded a net gain of $2,737 on the swap agreement related to the 5.50% convertible debentures issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. The gain recorded in 2021 was comprised of a realized gain of $7,071, offset by an unrealized gain from the year ended December 31, 2020 of $4,334. This swap agreement was completed on September 30, 2021 and the derivative financial instrument recorded on the Consolidated Balance Sheet was extinguished at that time.

MANAGEMENT’S DISCUSSION AND ANALYSIS	31

Backlog

The following summarizes our non-GAAP reconciliation of backlog as at December 31, 2022 and December 31, 2021:

(dollars in thousands)	December 31, 2022	December 31, 2021

Performance obligations per financial statements	$52,526	$141,440

Add: undefined committed volumes	516,311	699,562

Backlog(i)	$568,837	$841,002

Equity method investment backlog(i)	717,849	830,943

Combined backlog(i)	$1,286,686	$1,671,945

(i)See “Non-GAAP Financial Measures”.

Backlog decreased by $272.2 million while combined backlog decreased by $385.3 million on a net basis, during the year ended December 31, 2022.

Revenue generated from backlog during the year ended December 31, 2022 was $433.6 million and we estimate that $498.6 million of our backlog reported above will be performed over 2023. For the year ended December 31, 2021, revenue generated from backlog was $355.8 million.

Related parties

Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	December 31, 2022	December 31, 2021

Accounts receivable	$65,294	$31,050

Other assets	2,444	2,162

Accounts payable and accrued liabilities	13,773	286

We enter into transactions with a number of our joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, management fees, and equipment rental revenue, and equipment and component sales. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. The majority of services provided in the oil sands region are being completed through MNALP. This joint venture performs the role of contractor and sub-contracts work to us. For the years ended December 31, 2022 and 2021, revenue earned from these services was $666.1 million and $356.6  million, respectively.

OUTLOOK

Our strategic focus areas in 2023 remain:

•	Safety – focus on people and relationships and maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.

•	Sustainability – commitment to the continued development of sustainability targets and consistent measurement of progress to those targets.

•

Execution – enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through leverage of our reliability programs, technical improvements and management systems.

•	Diversification – continue to pursue further diversification of customer, resource and geography through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.

32	NORTH AMERICAN CONSTRUCTION GROUP

The following table provides projected key measures for 2023 and actual results of 2022. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2022 Actual	2023 Outlook

Adjusted EBITDA(i)	$245M	$240 – $260M

Sustaining capital(i)	$113M	$120 – $130M

Adjusted EPS(i)	$2.41	$2.15 – $2.35

Free cash flow(i)	$70M	$85 – $105M

Capital allocation

Deleverage	$13M	$70 – $80M

Shareholder activity(ii)	$44M	$15 – $25M

Growth spending	$13M	TBD

Leverage ratios

Senior debt(i)	1.5x	1.0x – 1.2x

Net debt(i)	1.5x	1.1x – 1.3x

(i)See “Non-GAAP Financial Measures”.

(ii)Shareholder activity includes common shares purchased under a NCIB, dividends paid and the purchase of treasury shares.

ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES

Critical accounting estimates

The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Significant estimates and judgments made by us include:

•

the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	the evaluation of whether we are a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate;

•	assumptions used in impairment testing; and

•

estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

Actual results could differ materially from those estimates.

The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed “bottom up” approach and we believe our experience allows us to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

MANAGEMENT’S DISCUSSION AND ANALYSIS	33

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the “Significant accounting policies” section of our consolidated financial statements for the year ended December 31, 2022 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Change in significant accounting policy – Basis of presentation

Prior to July 1, 2021, we elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. During the three months ended September 30, 2021, we elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene North Site Services and Mikisew North American Limited Partnership. This change allows for consistency in the presentation of our investments in affiliates and joint ventures. We have accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification (“ASC”) 250 by restating the comparative periods. For full disclosure, refer to note 22 in our Financial Statements for the year ended December 31, 2021.

During the third quarter of 2022, the Company updated the presentation of project and equipment costs within the Consolidated Statement of Operations and Comprehensive Income to be combined as cost of sales. There has been no change in the Company’s accounting policy or change in the composition of the amounts now recognized within cost of sales. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.

Accounting pronouncements recently adopted

The Company adopted the new standard for debt with conversion and other options effective January 1, 2022. In September 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options and Derivatives and Hedging – Contracts in Entity’s own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying US GAAP for certain financial instruments with characteristics of liabilities and equity. The adoption of this new standard did not have a material impact to the consolidated financial statements.

For a complete discussion of accounting pronouncements, see the “Accounting pronouncements recently adopted” section of our consolidated financial statements for the year ended December 31, 2022 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Financial instruments

For a complete discussion of our use of financial instruments, see note 15 of our consolidated financial statements for the year ended December 31, 2022.

Financial measures

Non-GAAP financial measures

We believe that the below Non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.

34	NORTH AMERICAN CONSTRUCTION GROUP

“Adjusted net earnings” is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.

“Total combined revenue” is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures’ revenue on our adjusted EBITDA margin.

“Combined gross profit” is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures’ gross profit on our adjusted EBITDA margin.

“Adjusted EBIT” is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.

“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.

“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.

“Adjusted EPS” is defined as adjusted net earnings, divided by the weighted-average number of common shares.

“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.

As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

“Total debt” is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.

“Net debt” is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.

“Senior debt” is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures. Senior debt is used primarily for our bank covenants contained in the Credit Facility agreement.

“Invested capital” is defined as total shareholders’ equity plus net debt.

“Total capital liquidity” is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS	35

“Cash provided by operating activities prior to change in working capital” is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.

“Free cash flow” is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

“Backlog” is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the “transaction price allocated to the remaining performance obligations”, defined under US GAAP and reported in “Note 5 – Revenue” in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction.

“Equity method investment backlog” is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.

“Combined backlog” is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.

“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.

“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.

“Capital expenditures, net” is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.

“Capital additions” is defined as capital expenditures, net and lease additions.

“Share of affiliate and joint venture capital additions” is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method

“Capital inventory” is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.

“Capital work in progress” is defined growth capital and sustaining capital prior to commissioning and not available for use.

Non-GAAP ratios

“Margin” is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.

“Combined gross profit margin” is defined as combined gross profit divided by total combined revenue.

“Adjusted EBITDA Margin” is defined as adjusted EBITDA divided by total combined revenue.

We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

Supplementary Financial Measures

“Gross profit margin” represents gross profit as a percentage of revenue.

“Total net working capital (excluding cash)” represents net working capital, less the cash balance.

36	NORTH AMERICAN CONSTRUCTION GROUP

INTERNAL SYSTEMS AND PROCESSES

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.

An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2022 such disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2022, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2022, our internal control over financial reporting is effective. In accordance with the published guidance of the U.S. Securities and Exchange Commission (SEC), management’s assessment of and conclusion on the effectiveness of our internal control over financial reporting did not include the internal controls of ML Northern, which is included in our 2022 consolidated financial statements and represented approximately 3% of total assets, 1% of revenues and 2% net income, respectively for the year ended December 31, 2022. Our independent auditor, KPMG LLP, has issued an audit report stating that we, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO. KPMG LLP’s audit of internal control over financial reporting of the Company also excluded an evaluation of the internal controls over financial reporting of ML Northern.

FORWARD-LOOKING INFORMATION

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide certain forward-looking information, based on current plans and expectations, for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals. Such forward-looking information may not be appropriate for other purposes. Our forward-looking information is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary materially from the forward-looking information.

MANAGEMENT’S DISCUSSION AND ANALYSIS	37

Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “possible”, “predict”, “project”, “will” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	our belief that there is minimal risk in the collection of past due trade receivables;

•

our anticipation that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2023 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility;

•	calculations of future interest payments that depend on variable rates;

•	statements regarding backlog, including our expectation that $498.6 million of our backlog will be performed over 2023; and

•

all financial guidance provided in the “Outlook” section of this MD&A, including projections related to Adjusted EBITDA, Adjusted EPS, sustaining capital, free cash flow, deleveraging, shareholder activity, growth spending, Senior Debt and Net Debt.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” and “Risk Factors” below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the “Forward-Looking Information, Assumptions and Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Assumptions

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	oil prices remaining stable and not dropping significantly in 2023;

•	oil sands production continuing to be resilient to drops in oil prices due to our customer’s desire to lower their operating cost per barrel;

•	continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;

•

continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;

38	NORTH AMERICAN CONSTRUCTION GROUP

•	our ability to maintain our expenses at current levels in proportion to our revenue;

•	work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;

•	our customers’ continued willingness and ability to meet their contractual obligations to us;

•	our customers’ continued economic viability, including their ability to pay us in a timely fashion;

•	our customers and potential customers continuing to outsource activities for which we are capable of providing services;

•

our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our continued ability to access sufficient funds to meet our funding requirements;

•

our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continuing to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Risk factors

The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.

•

Availability of Skilled Labour. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The effects of the COVID-19 pandemic and the resulting measures taken by governments, customers and by the Corporation have increased the difficulty in obtaining skilled labour. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our union status, size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.

•

Cash flow, Liquidity and Debt. As of December 31, 2022 we had $424.9 million of total debt outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity over the past three years, our current indebtedness may:

•	limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

•	limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;

•	limit our ability to post surety bonds required by some of our customers;

•	place us at a competitive disadvantage compared to competitors with less debt;

•	increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

•

increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS	39

Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

•

Unit-price Contracts. Approximately 32%, 41% and 47% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively, was derived from unit-price contracts and, to a lesser degree, lump-sum contracts. Unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:

•	site conditions differing from those assumed in the original bid;

•	the availability and cost of skilled workers;

•	the availability and proximity of materials;

•	unfavorable weather conditions hindering productivity;

•	equipment availability and timing differences resulting from project construction not starting on time; and

•	the general coordination of work inherent in all large projects we undertake.

Further, under these contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

•

Project Management. Our business requires effective project management. We are reliant on having skilled managers to effectively complete our contracted work on time and on budget. Increased costs or reduced revenues due to productivity issues caused by poor management are usually not recoverable and will result in lower profits or potential project losses. Project managers also rely on our business information systems to provide accurate and timely information in order to make decisions in relation to projects. The failure of such systems to provide accurate and timely information may result in poor project management decisions and ultimately in lower profits or potential project losses.

•

Customer Concentration. Most of our revenue comes from the provision of services to a small number of customers. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Certain of our long-term contracts can allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Additionally, certain contracts allow the customer to terminate the contract without cause with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations. Our combined revenue from our four largest customers represented approximately 90% and 92% of our total combined revenue for the years ended December 31, 2022 and 2021, respectively.

•

Large Projects and Joint Ventures. A portion of our revenue is derived from large projects, some of which are conducted through joint ventures. These projects provide opportunities for significant revenue and profit contributions but, by their nature, carry significant risk and, as such, can result in significant losses. The risks associated with such large-scale projects are often proportionate to their size and complexity, thereby placing a premium on risk assessment and project execution. The contract price on large projects is based on cost estimates using several assumptions. Given the size of these projects, if assumptions prove incorrect, whether due to faulty estimates, unanticipated circumstances, or a failure to properly assess risk, profit may be materially lower than anticipated or, in a worst-case scenario, result in a significant loss. The recording of the results of large project contracts can distort revenues and earnings on both a quarterly and an annual basis and can, in some cases, make it difficult to compare the financial

40	NORTH AMERICAN CONSTRUCTION GROUP

results between reporting periods. Joint ventures are often formed to undertake a specific project, jointly controlled by the partners, and are dissolved upon completion of the project. We select our joint venture partners based on a variety of criteria including relevant expertise, past working relationships, as well as analysis of prospective partners’ financial and construction capabilities. Joint venture agreements spread risk between the partners and they generally state that companies will supply their proportionate share of operating funds and share profits and losses in accordance with specified percentages. Nevertheless, each participant in a joint venture is usually liable to the client for completion of the entire project in the event of a default by any of its partners. Therefore, in the event that a joint venture partner fails to perform its obligations due to financial or other difficulties or is disallowed from performing or is otherwise unable to perform its obligations as a result of the client’s determination, whether pursuant to the relevant contract or because of modifications to government or agency procurement policies or rules or for any other reason, we may be required to make additional investments or provide additional services which may reduce or eliminate profit, or even subject us to significant losses with respect to the joint venture. As a result of the complexity and size of such projects that we undertake or are likely to undertake going forward, the failure of a joint venture partner on a large complex project could have a significant impact on our results.

•

Inflation. The costs of performing work for our customers has recently been subject to inflationary pressures that are unusually high from an historical perspective, particularly with respect to the costs of skilled labour and equipment parts. We have price escalation clauses in most of our contracts that allow us to increase prices as costs rise, but not all of our contracts contain such clauses. Even when our contracts do contain such clauses, the mechanism for adjusting prices may lag the actual cost increases thereby reducing our margins in the short-term. Where a contract contains no price escalation clause, we normally factor expected inflation into our pricing. The ability to meet our forecasted profitability is at risk if we do not properly predict future rates of inflation or have contractual provisions that adjust pricing accurately or in a timely manner.

•

Cyber Security and Information Technology Systems. We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third-parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a material cyber security breach that has had a serious impact on our business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a significant specific breach in the future.

•

Competition. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margins are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.

•

Customer Outsourcing. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally

MANAGEMENT’S DISCUSSION AND ANALYSIS	41

and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

•

Equipment Utilization. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.

•

Labour Disputes. The majority of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In order to minimize this risk, NACG has no strike and no lockout provision in our collective agreements. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.

•

Backlog. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.

•

Foreign Exchange. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. As such, we are exposed to the risk of fluctuations in foreign exchange rates. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions.

•

Interest Rates. The rate of interest paid on our outstanding debt fluctuates with changes to general prime interest lending rates. Increases to prime lending rates will, according, adversely affect our profitability at a level that depends on our total outstanding debt.

•

Internal Controls Over Financial Reporting. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated. See the section entitled “Internal Systems and Processes” in our MD&A for further details.

•

Health and Safety. We are subject to, and comply with, all health and safety legislation applicable to our operations. We have a comprehensive health and safety program designed to ensure our business is conducted in a manner that protects both our workforce and the general public. There can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.

•

Short-notice Reductions in Work. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer’s required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost-effective manner. In the

42	NORTH AMERICAN CONSTRUCTION GROUP

past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers’ processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.

•

Resolution of Claims. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. If we are not able to resolve claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit. Included in our revenues is a total of $nil relating to disputed claims or unapproved change orders.

•

Heavy Equipment Demand. As our work mix changes over time, we adjust our fleet to match anticipated future requirements. This involves both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.

•

Price Escalators. Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts. In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts.

•

Shifting Customer Priorities Related to Climate Change. Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Other government restrictions on certain market sectors could also adversely impact current or potential clients resulting in a reduction of available work and supplies. Our clients may also alter their long-term plans due to government regulation, changes in policies of investors or lenders or simply due to changes in public perception of their business. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand for some services with opportunities in others, forming strategic partnerships and pursuing sustainable innovations.

•

Climate Change Related Financial Risks. As new climate change measures are introduced or strengthened our cost of business may increase as we incur expenses related to complying with environmental regulations and policies. We may be required to purchase new or retrofit current equipment to reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of

MANAGEMENT’S DISCUSSION AND ANALYSIS	43

carbon taxation. We may also incur costs related to monitoring regulatory trends and implementing adequate compliance processes. Our inability to comply with climate change laws and regulations could result in penalties or reputational damage that may impair our prospects.

•

Climate Change Related Reputational Risks. Investors and other stakeholders worldwide are becoming more attuned to climate change action and sustainability matters, including the efforts made by issuers to reduce their carbon footprint. Our reputation may be harmed if it is not perceived by our stakeholders to be sincere in our sustainability commitment and our long-term results may be impacted as a result. In addition, our approach to climate change issues may increasingly influence stakeholders’ views of the company in relation to its peers and their investment decisions.

•

Impact of Extreme Weather Conditions and Natural Disasters. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact the availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position. If the frequency or severity of such events rises in the future as a result of climate change, our risk and potential impacts will also rise.

•

Management. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.

•

Risk Factors Related to COVID-19. While markets and economies have somewhat stabilized as governments and industry have implemented measures to mitigate the impacts of the pandemic, the situation continues to evolve. Should the pandemic worsen, we could be subject to additional or continued adverse impacts, including, but not limited to restrictions or limitations on the ability of our employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects. The ultimate duration and magnitude of the pandemic and its financial effect on us is not known at this time. We are continuously monitoring the situation, however, and working with our customers and suppliers to mitigate its effects.

ADDITIONAL INFORMATION

Corporate head office is located at 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8.

Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.

44	NORTH AMERICAN CONSTRUCTION GROUP

Management’s Report

The accompanying consolidated financial statements and all of the information in Management’s Discussion and Analysis (“MD&A”) are the responsibility of management of the Company. The consolidated financial statements were prepared by management in accordance with U.S. generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 2 to the consolidated financial statements. Certain amounts in the consolidated financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for approval of the consolidated financial statements. The board carries out this responsibility through its Audit Committee. The Board has appointed an Audit Committee comprising all independent directors. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and the Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the consolidated financial statements with management and discussed the appropriateness of the accounting principles as applied and significant judgments and estimates affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors, the appropriateness of those principles as applied and the judgments and estimates noted above. The consolidated financial statements and the MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of North American Construction Group Ltd.

The consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Professional Accountants. The Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as of December 31, 2022. In accordance with the published guidance of the U.S. Securities and Exchange Commission (SEC), management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of ML Northern, which is included in the 2022 consolidated financial statements and represented approximately 3% of total assets, 1% of revenues and 2% net income, respectively for the year ended December 31, 2022. The details of this evaluation and conclusion are documented in the MD&A.

KPMG LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2022, has also issued a report stating its opinion that the Company has maintained effective internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. KPMG LLP’s audit of internal controls over financial reporting of the Company also excluded an evaluation of the internal controls over financial reporting of ML Northern.

Joseph Lambert	Jason Veenstra
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
February 15, 2023	February 15, 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS	45

KPMG LLP 2200, 10175 - 101 Street Edmonton AB T5J 0H3 Telephone (780) 429-7300 Fax (780) 429-7379 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of North American Construction Group Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited North American Construction Group Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, North American Construction Group Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 15, 2023 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired ML Northern Services Ltd. (“ML Northern”) during 2022, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, ML Northern’s internal control over financial reporting representing approximately 3% of total assets, 1% of revenues, and 2% of net income, respectively, as of and for the year ended December 31, 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of ML Northern.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting

46	NORTH AMERICAN CONSTRUCTION GROUP

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Edmonton, Canada

February 15, 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS	47

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

KPMG LLP 2200, 10175 - 101 Street Edmonton AB T5J 0H3 Telephone (780) 429-7300 Fax (780) 429-7379 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of North American Construction Group Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 15, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

48	NORTH AMERICAN CONSTRUCTION GROUP

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

Estimation of total costs to be incurred for unit-price long-term contract revenue

As discussed in note 2(c) to the consolidated financial statements, the Company recognizes revenues under four principal types of contracts: lump-sum, unit-price, time-and-materials, and cost-plus. For the year ended December 31, 2022, total contract revenues recognized by the Company were $769.5 million, including $15.0 million recognized under unit-price contracts with defined scope that were in-progress at year-end. Under its unit-price contracts with defined scope, the Company recognizes revenue over time based on the ratio of actual costs incurred to date divided by estimated total costs (ETC).

We identified the evaluation of ETC for in-progress unit-price contracts with defined scope as a critical audit matter. The evaluation of the ETC for in-progress unit-price contracts with defined scope involved complex auditor judgement, given these estimates are dependent upon a number of factors, including the accuracy of the estimates made at the period-end date, primarily consisting of labor hours, equipment usage, and material costs and quantities to be incurred over the remaining contract periods.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls within the Company’s revenue recognition process. This included controls related to the review of the ETC for unit-price contracts with defined scope that were in-progress at year-end. For a selection of these contracts, we evaluated the reasonableness of the Company’s determination of ETC for the contract, including tracing a selection of costs in the ETC (material costs and quantities, labor hours, and equipment usage) to recent forecasts developed by project managers and comparing actual costs incurred subsequent to year-end for consistency with corresponding amounts included in the ETC at year-end. We inspected the executed contract with the customer to evaluate the Company’s identification of the performance obligation and the determined method for measuring contract progress. We conducted interviews with relevant project personnel to gain an understanding of the status of project activities and factors impacting the ETC of the selected contract, such as costs associated with scope changes; extended overhead due to owner, weather, and other delays; changes in economic indices used for the determination of escalation for contractual rates on long-term contracts; changes in productivity expectations; site conditions that differ from those assumed in the original bid; contract incentive and penalty provisions; the availability and skill level of workers in the geographic location of the project; and changes in the availability and proximity of equipment and materials. We evaluated the Company’s ability to estimate these amounts by comparing actual project margins to previous estimates.

We have served as the Company’s auditor since 1998.

Chartered Professional Accountants

Edmonton, Canada

February 15, 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS	49

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

Consolidated Balance Sheets

As at December 31

(Expressed in thousands of Canadian Dollars)

	Note	2022	2021

Assets

Current assets

Cash		$69,144	$16,601

Accounts receivable	4,9	83,811	68,787

Contract assets	5(b)	15,802	9,759

Inventories	6	49,898	44,544

Prepaid expenses and deposits		10,587	6,828

Assets held for sale		1,117	660

		230,359	147,179

Property, plant and equipment	7	645,810	640,950

Operating lease right-of-use assets	8	14,739	14,768

Intangible assets		6,773	3,864

Investments in affiliates and joint ventures	9	75,637	55,974

Other assets	5(d),10,15(b)	5,808	6,543

Deferred tax assets	11	387	—

Total assets		$979,513	$869,278

Liabilities and shareholders’ equity

Current liabilities

Accounts payable		$102,549	$76,251

Accrued liabilities	12	43,784	33,389

Contract liabilities	5(b)	1,411	3,349

Current portion of long-term debt	13	20,600	19,693

Current portion of finance lease obligations	8	21,489	25,035

Current portion of operating lease liabilities	8	2,470	3,317

		192,303	161,034

Long-term debt	13	358,137	306,034

Finance lease obligations	8	20,315	29,686

Operating lease liabilities	8	12,376	11,461

Other long-term obligations	14	18,576	26,400

Deferred tax liabilities	11	71,887	56,200

		673,594	590,815

Shareholders’ equity

Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2022 – 27,827,282 (December 31, 2021 – 30,022,928))	16(a)	229,455	246,944

Treasury shares (December 31, 2022 – 1,406,461 (December 31, 2021 – 1,564,813))	16(a)	(16,438)	(17,802)

Additional paid-in capital		22,095	37,456

Retained earnings		70,501	11,863

Accumulated other comprehensive income		306	2

Shareholders’ equity		305,919	278,463

Total liabilities and shareholders’ equity		$979,513	$869,278

Contingencies	23

Approved on behalf of the Board

/s/ Joseph Lambert Joseph Lambert, President and Chief Executive Officer	/s/ Bryan D. Pinney Bryan D. Pinney, Audit Chair and Lead Director

See accompanying notes to consolidated financial statements.

50	NORTH AMERICAN CONSTRUCTION GROUP

Consolidated Statements of Operations and

Comprehensive Income

For the years ended December 31

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Note	2022	2021

Revenue	5	$769,539	$654,143

Cost of sales	2(a),2(x),5(d),17	548,723	455,710

Depreciation		119,268	108,016

Gross profit		101,548	90,417

General and administrative expenses	2(x),19,20	29,855	35,374

Loss (gain) on disposal of property, plant and equipment		536	(85)

Operating income		71,157	55,128

Equity earnings in affiliates and joint ventures	9	(37,053)	(21,860)

Interest expense, net	18	24,543	19,032

Net realized and unrealized gain on derivative financial instruments	15(b)	(778)	(2,737)

Income before income taxes		84,445	60,693

Current income tax expense	11	1,627	1,000

Deferred income tax expense	11	15,446	8,285

Net income		67,372	51,408

Other comprehensive income

Unrealized foreign currency translation gain		(304)	(2)

Comprehensive income		$67,676	$51,410

Per share information

Basic net income per share	16(b)	$2.46	$1.81

Diluted net income per share	16(b)	$2.15	$1.64

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	51

Consolidated Statements of Changes in Shareholders’

Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Total

Balance at December 31, 2020	$255,064	$(18,002)	$46,536	$(35,155)	$—	$248,443

Net income	—	—	—	51,408	—	51,408

Unrealized foreign currency translation gain	—	—	—	—	2	2

Dividends ($0.16 per share)	—	—	—	(4,390)	—	(4,390)

Exercise of stock options	859	—	(340)	—	—	519

Share purchase program	(8,979)	—	(7,540)	—	—	(16,519)

Purchase of treasury shares	—	(5,500)	—	—	—	(5,500)

Stock-based compensation	—	5,700	(1,200)	—	—	4,500

Balance at December 31, 2021	$246,944	$(17,802)	$37,456	$11,863	$2	$278,463

Net income	—	—	—	67,372	—	67,372

Unrealized foreign currency translation gain	—	—	—	—	304	304

Dividends ($0.32 per share)	—	—	—	(8,734)	—	(8,734)

Share purchase programs	(17,489)	—	(16,643)	—	—	(34,132)

Purchase of treasury shares	—	(2,030)	—	—	—	(2,030)

Stock-based compensation	—	3,394	1,282	—	—	4,676

Balance at December 31, 2022	$229,455	$(16,438)	$22,095	$70,501	$306	$305,919

See accompanying notes to consolidated financial statements.

52	NORTH AMERICAN CONSTRUCTION GROUP

Consolidated Statements of Cash Flows

For the years ended December 31

(Expressed in thousands of Canadian Dollars)

	Note	2022	2021

Cash provided by

Operating activities:

Net income		$67,372	$51,408

Adjustments to reconcile net income to cash from operating activities:

Depreciation		119,268	108,016

Amortization of deferred financing costs	18	1,076	1,064

Loss (gain) on disposal of property, plant and equipment		536	(85)

Net realized and unrealized gain on derivative financial instruments	15(b)	(778)	(2,737)

Stock-based compensation expense	19	4,780	11,606

Cash settlement of deferred share unit plan	19(c)	—	(2,300)

Equity earnings in affiliates and joint ventures	9	(37,053)	(21,860)

Dividends and advances received from affiliates and joint ventures	9	12,760	11,270

Deferred income tax expense	11	15,446	8,285

Other adjustments to cash from operating activities		(896)	(158)

Net changes in non-cash working capital	21(b)	(13,310)	671

		169,201	165,180

Investing activities:

Acquisition of ML Northern Services Limited, net of cash acquired	20(a)	(2,205)	—

Acquisition of DGI (Aust) Trading Pty Limited, net of cash acquired	20(b)	—	(11,395)

Purchase of property, plant and equipment		(111,499)	(112,563)

Additions to intangible assets		(3,765)	(1,228)

Proceeds on disposal of property, plant and equipment		3,400	17,141

Investment in affiliates and joint ventures	9	—	(1,959)

Net collections of loans with affiliates and joint ventures		16,600	3,664

Cash settlement of derivative financial instruments		—	7,071

		(97,469)	(99,269)

Financing activities:

Proceeds from long-term debt	13	83,400	135,049

Repayment of long-term debt	13	(31,197)	(164,369)

Financing costs		(318)	(3,567)

Repayment of finance lease obligations		(27,443)	(33,949)

Dividend payments	16(c)	(7,773)	(4,423)

Proceeds from exercise of stock options		—	519

Share purchase program		(34,132)	(16,519)

Purchase of treasury shares	16(a)	(2,030)	(5,500)

		(19,493)	(92,759)

Increase (decrease) in cash		52,239	(26,848)

Effect of exchange rate on changes in cash		304	2

Cash, beginning of year		16,601	43,447

Cash, end of year		$69,144	$16,601

Supplemental cash flow information (note 21(a))

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	53

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Construction Group Ltd. (“NACG” or the “Company”), was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.

2. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). These consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.

The Company consolidates variable interest entities (“VIE”) for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, and related standards. Investees and joint ventures over which the Company exercises significant influence are accounted for using the equity method and are included in “investments in affiliates and joint ventures” within the accompanying Consolidated Balance Sheets.

During the third quarter of 2022, the Company updated the presentation of project and equipment costs within the Consolidated Statement of Operations and Comprehensive Income to be combined as cost of sales. There has been no change in the Company’s accounting policy or change in the composition of the amounts now recognized within cost of sales. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and judgments made by management include:

•

the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	the determination of whether an acquisition meets the definition of a business combination;

•	the fair value of the assets acquired and liabilities assumed as part of an acquisition;

•	the evaluation of whether the Company is a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;

•	assumptions used in impairment testing; and

•

estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for significant projects are estimated using a detailed

54	NORTH AMERICAN CONSTRUCTION GROUP

cost analysis of project activities and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract costs and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company’s revenue source falls into one of three categories: construction services, operations support, or equipment and component sales.

Construction services are related to mine development or expansion projects and are generally funded from customers’ capital budgets. The Company provides construction services under lump-sum, unit-price, time-and materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long-term site-services agreements with the customers (master service agreement and multiple use contracts). These agreements clearly define whether commitment to volume or scope of services over the life of the contract is included or excluded. When excluded, work under the agreement is awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule. Equipment and component sales revenue is generated from our equipment maintenance and rebuild activities, along with our mining component supplier business. The commercial terms for equipment and component sales are generally lump-sum, unit-price, or time-and-materials.

Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration, including the extent of any constraints.

The Company’s invoicing frequency and payment terms are in accordance with negotiated customer contracts. Customer invoicing can range between daily and monthly and payment terms generally range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.

CONSOLIDATED FINANCIAL STATEMENTS	55

The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance, and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company’s contracts with defined scope include one significant integrated service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.

The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the mostly likely amount, constrained to an amount that it is probable a significant reversal will not occur. Significant judgement is involved in determining if a variable consideration amount should be constrained. In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	The amount of consideration is highly susceptible to factors outside the Company’s influence, such as judgement of actions of third parties and weather conditions;

•	The length of time between the recognition of revenue and the expected resolution;

•	The Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	The Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	The range of possible consideration amounts.

The Company’s performance obligations for construction services and operations support are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the Consolidated Balance Sheets and amortized over the life of the project. These costs are excluded from the cost-to- cost calculation. Equipment and component sales are typically satisfied at a point in time, and revenue is recognized when control of the completed asset has been transferred to the customer, along with the cost of goods sold (cost of sales).

The Company has elected to apply the ‘as-invoiced’ practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Cost of sales include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expenses as incurred. If a loss is estimated on an uncompleted contract, a provision is made in the period in which such losses are determined.

Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Once a project is underway, the Company will

56	NORTH AMERICAN CONSTRUCTION GROUP

often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if a contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.

Most contract modifications are for goods and services that are not distinct from the existing contract due to the integrated services provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company’s measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.

In certain instances, the Company’s long-term contracts allow its customers to unilaterally reduce or eliminate scope of work without cause. These instances represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue.

d) Balance sheet classifications

A one-year time period is typically used as the basis for classifying current assets and liabilities. However, there is a possibility that amounts receivable and payable under construction contracts (principally customer and supplier holdbacks) may extend beyond one year.

e) Cash

Cash includes cash on hand and bank balances net of outstanding cheques.

f) Accounts receivable and contract assets

Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends subsequent to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.

Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.

The Company records allowance for credit losses using the expected credit loss model upon the initial recognition of financial assets. The estimate of expected credit loss considers historical credit loss information that is adjusted for current economic and credit conditions. Bad debt expense is charged to cost of sales in the Consolidated Statements of Operations and Comprehensive Income in the period the allowance is recognized. The counterparties to the majority of the Company’s financial assets are major oil producers with a long history of no credit losses.

Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved.

CONSOLIDATED FINANCIAL STATEMENTS	57

Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 15(f).

g) Contract costs

The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the Consolidated Balance Sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in cost of sales. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs. Contract costs are recorded within other assets on the Consolidated Balance Sheets.

h) Remaining performance obligations

Remaining performance obligation represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. Certain of the Company’s long-term contracts can allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 5(c)). Remaining performance obligations are recorded within contract assets and contract liabilities on the Consolidated Balance Sheets.

i) Contract liabilities

Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts.

j) Inventories

Inventories are carried at the lower of cost and net realizable value, and consist primarily of repair parts, parts and components held for resale, tires and track frames, fuel and lubricants, and customer rebuild work in progress. Cost is determined using the weighted-average method.

k) Property, plant and equipment

Property, plant and equipment are recorded at cost. Equipment under finance lease is recorded at the present value of minimum lease payments at the inception of the lease.

Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate

Heavy equipment	Units of production	3,000 – 120,000 hours
Major component parts in use	Units of production	2,500 – 70,000 hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	4 – 10 years
Furnishings, fixtures and facilities	Straight-line	10 – 30 years
Buildings	Straight-line	10 – 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation

58	NORTH AMERICAN CONSTRUCTION GROUP

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

l) Goodwill

Goodwill represents the excess of consideration over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed in a business combination. Goodwill is reviewed annually on October 1st for impairment or more frequently when there is an indication of potential impairment. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates. The annual test was performed on the acquired goodwill with no impairment identified. Goodwill is recorded within other assets on the Consolidated Balance Sheets.

m) Intangible assets

Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized.

Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period.

Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate

Internal-use software	Straight-line	4 years
Customer relationship	Straight-line	4 years

n) Impairment of long-lived assets

Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to the Consolidated Statements of Operations and Comprehensive Income. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and achieving cost reductions. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

At each reporting period, the Company reviews the carrying value of its long-lived assets for indications of impairment. At December 31, 2022, there were no impairment indicators identified, as there had been no material declines in the operating environment or expected financial results.

o) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

CONSOLIDATED FINANCIAL STATEMENTS	59

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.

p) Foreign currency translation

The functional currency of the Company and the majority of its subsidiaries is Canadian Dollars. Transactions recorded within these subsidiaries that are denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities within these subsidiaries denominated in foreign currencies are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. The resulting foreign exchange gains and losses are included in the determination of earnings and included within general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

Accounts of the Company’s Australia-based subsidiary, which has an Australian Dollar functional currency and US-based subsidiaries, which have US Dollar functional currency are translated into Canadian Dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders’ equity in Accumulated Other Comprehensive Income. The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and for the period.

q) Fair value measurement

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

r) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the

60	NORTH AMERICAN CONSTRUCTION GROUP

change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

s) Stock-based compensation

The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 19(a). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted-average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value was to be determined. The Company recognizes compensation cost over the three-year term in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.

The Company has a Performance Restricted Share Unit (“PSU”) plan which is described in note 19(b). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and, for awards prior to 2022, is based upon the improvement of total shareholder return (“TSR”) as compared to a defined Canadian company peer group. For awards in 2022 and later, performance is based equally on four criteria: (a) improvement of TSR as compared to a defined group consisting of Canadian and US public companies and relevant S&P/TSX small-cap subset indexes; (b) adjusted earnings before interest and taxes; (c) free cash flow; and (d) adjusted return on invested capital. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using a Monte Carlo model. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The Company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital.

The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 19(c). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted-average trading price of the Company’s common shares for the 5 trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.

The Company had a Share Option Plan which is described in note 19(d). Effective November 17, 2021, this plan was terminated. The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.

CONSOLIDATED FINANCIAL STATEMENTS	61

As stock-based compensation expense recognized in the Consolidated Statements of Operations and Comprehensive Income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimated.

t) Net income per share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period (see note 16(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method.

u) Leases

For lessee accounting, the Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use (“ROU”) asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and property, plant and equipment, respectively, on the Consolidated Balance Sheets. The lease liability for operating and finance leases are included in operating lease liabilities and finance lease obligations, respectively.

Operating and finance lease assets and liabilities are initially measured at the present value of lease payments at the commencement date. Subsequently, finance lease liabilities are measured at amortized cost using the effective interest rate method and operating lease liabilities are measured at the present value of unpaid lease payments.

As most of the Company’s operating lease contracts do not provide the implicit interest rate, nor can the implicit interest rate be readily determined, the Company uses its incremental borrowing rate as the discount rate for determining the present value of lease payments. The Company’s incremental borrowing rate for a lease is the rate that the Company would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the lease implicit interest rate when it is determinable.

The lease term for all of the Company’s leases includes the non-cancellable period of the lease plus any period covered by options to extend (or not to terminate) the lease term when it is reasonably certain that the Company will exercise that option.

Lease payments are comprised of fixed payments owed over the lease term and the exercise price of a purchase option if the Company is reasonably certain to exercise the option. The ROU assets for both operating and finance leases are initially measured at cost, which consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. For finance leases, ROU asset depreciation expense is recognized and presented separately from interest expense on the lease liability through depreciation and interest expense, net, respectively. The ROU asset for operating leases is measured at the amortized value of the ROU asset. For operating leases, amortization of the ROU asset is calculated as the current-period lease cost adjusted by the lease liability accretion to the then outstanding lease balance. Lease expense of the operating lease ROU asset is recognized on a straight-line basis over the remaining lease term through general and administrative expenses.

ROU assets for operating and finance leases are reduced by any accumulated impairment losses. The Company’s existing accounting policy for impairment of long-lived assets is applied to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to be recognized.

The Company monitors for events or changes in circumstances that require a reassessment of one or more of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.

The Company generally accounts for contracts with lease and non-lease components separately. This involves allocating the consideration in the contract to the lease and non-lease components based on each component’s relative standalone price. For certain leases, the Company has elected to apply the practical expedient to account for the lease and non-lease components together as a single lease component. Non-lease components include common area maintenance and machine maintenance. For those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.

62	NORTH AMERICAN CONSTRUCTION GROUP

ROU assets and lease liabilities for all leases that have a lease term of 12 months or less (“short-term leases”) are not recognized. The Company recognizes its short-term lease payments as an expense on a straight-line basis over the lease term. Short-term lease variable payments are recognized in the period in which the payment is assessed.

For lessor accounting, the Company entered into contracts to sublease certain operating property leases to third parties and generally accounts for lease and non-lease components of subleases separately.

If any of the following criteria are met, the Company classifies the lease as a sales-type lease:

•	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

•	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

•

The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease;

•

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

•	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

When none of these criteria are met, the Company classifies the lease as an operating lease unless both of the following criteria are met, in which case the Company records the lease as a direct financing lease:

•

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments and/or any other third party unrelated to the lessor equals or exceeds substantially all of the fair value of the underlying asset.

•	It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee.

For sales-type leases, the Company recognizes the net investment in the lease, and derecognizes the underlying asset on the Consolidated Balance Sheets. The interest income over the lease term is recognized in the Consolidated Statements of Operations and Comprehensive Income, with cash received from leases classified as operating cash flows in the Consolidated Statements of Cash Flows. The difference between the cash received from leases and the interest income is the reduction of the initial net investment. The net investment at the end of the lease term will equate to the estimated residual value at lease inception. For operating leases, the Company continues to recognize the underlying asset on the Consolidated Balance Sheets, and lease income is recognized in revenue, straight-line over the lease term in the Consolidated Statements of Operations and Comprehensive Income. The cash received from leases are classified as operating cash flows on the Consolidated Statements of Cash Flows.

v) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the mortgage and the issuance of Convertible Debentures are included within liabilities on the Consolidated Balance Sheets and are amortized using the effective interest rate method over the term to maturity. Deferred financing costs related to revolving facilities under the credit facilities are included within other assets on the Consolidated Balance Sheets and are amortized ratably over the term of the Credit Facility.

w) Investments in affiliates and joint ventures

Upon inception or acquisition of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a variable interest entity (“VIE”). Where it is concluded that the Company is the primary beneficiary of a VIE, the Company will consolidate the accounts of that VIE. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting

CONSOLIDATED FINANCIAL STATEMENTS	63

rights and level of involvement of other parties. The Company assesses the primary beneficiary determination for a VIE on an ongoing basis as changes occur in the facts and circumstances related to a VIE. If an entity is determined not to be a VIE, the voting interest entity model will be applied. The maximum exposure to loss as a result of involvement with the VIE is the Company’s share of the investee’s net assets.

The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 15% and 50% in an entity, provided the Company is able to exercise significant influence over the investee’s operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.

Under the equity method, the investment in an affiliate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in the affiliate or joint venture are included in the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value.

The carrying amount of investment is adjusted to recognize changes in the Company’s share of net assets of the affiliate or joint venture since the acquisition date.

The aggregate of the Company’s share of profit or loss of affiliates and joint ventures is shown on the face of the Consolidated Statements of Operations and Comprehensive Income, representing profit or loss after in the subsidiaries of the affiliate or joint venture. This share of profit or loss is inclusive of any mark-to-market adjustments made by the affiliates or joint ventures. Transactions between the Company and the affiliate or joint venture are eliminated to the extent of the interest in the affiliate or joint venture. When the Company earns revenue on downstream sales to affiliate or joint ventures, it eliminates its proportionate share of profit through revenue and cost of sales.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its affiliate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the affiliate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within “equity earnings in affiliates and joint ventures” in the Consolidated Statements of Operations and Comprehensive Income. Upon loss of significant influence over the associate or joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in the Consolidated Statements of Operations and Comprehensive Income.

x) Government assistance

The Company may receive compensation from government-funded assistance, which provides compensation for expenses incurred. These amounts are recognized in the Consolidated Statements of Operations and Comprehensive Income on a systematic basis in the periods in which the expenses are recognized. These amounts are presented as a reduction to the related expense.

In response to the economic slowdown caused by COVID-19, the Government of Canada introduced the Canada Emergency Wage Subsidy, an employer assistance program which ended in October 2021. For the year ended December 31, 2021, the Company recognized $13,244 of salary and wage subsidies presented as reduction of cost of sales and general and administrative expenses of $12,489 and $755, respectively. No amounts were received in 2022.

y) Derivative instruments

The Company may periodically use derivative financial instruments to manage financial risks from fluctuations in share prices. Such instruments are only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures including Board approval for all significant transactions. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations and Comprehensive Income.

64	NORTH AMERICAN CONSTRUCTION GROUP

z) Business combinations

Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are recorded at the acquisition date at their fair values. The Company measures goodwill as the excess of the total cost of acquisition over the fair value of identifiable net assets of an acquired business at the acquisition date. Any contingent consideration payable is recognized at fair value at the acquisition date. The current portion of the consideration payable is recorded in accrued liabilities and long-term portion is recorded in other long-term obligations on the Consolidated Balance Sheets, with any subsequent changes to fair value recorded in other income in Consolidated Statement of Operations and Comprehensive Income. Acquisition-related costs are expensed when incurred in general and administrative charges.

3. Accounting pronouncements recently adopted

a) Debt with conversion and other options

The Company adopted the new standard for debt with conversion and other options effective January 1, 2022. In September 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options and Derivatives and Hedging – Contracts in Entity’s own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying US GAAP for certain financial instruments with characteristics of liabilities and equity. The adoption of this new standard did not have a material impact to the consolidated financial statements.

4. Accounts receivable

		December 31, 2022	December 31, 2021
	Note

Trade	9	$39,625	$51,774

Holdbacks		372	380

Accrued trade receivables		33,207	12,266

Contract receivables		$73,204	$64,420

Other		10,607	4,367

		$83,811	$68,787

5. Revenue

a) Disaggregation of revenue

Year ended December 31,	2022	2021

Revenue by source

Operations support services	$688,734	$600,308

Equipment and component sales	48,728	28,603

Construction services	32,077	25,232

	$769,539	$654,143

By commercial terms

Time-and-materials	$523,468	$388,998

Unit-price	234,047	253,840

Lump-sum	12,024	11,305

	$769,539	$654,143

Revenue recognition method

As-invoiced	$522,415	$407,496

Cost-to-cost percent complete	198,396	218,044

Point-in-time	48,728	28,603

	$769,539	$654,143

CONSOLIDATED FINANCIAL STATEMENTS	65

b) Contract balances

Contract assets:

Year ended December 31,	2022	2021

Balance, beginning of year	$9,759	$7,008

Transferred to receivables from contract assets recognized at the beginning of the period	(5,786)	(7,008)

Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	10,062	8,838

Increases as a result of work completed, but not yet an unconditional right to consideration	1,767	921

Balance, end of year	$15,802	$9,759

Contract liabilities:

Year ended December 31,	2022	2021

Balance, beginning of year	$3,349	$1,512

Revenue recognized that was included in the contract liability balance at the beginning of the period	(3,349)	(899)

Increases due to cash received, excluding amounts recognized as revenue during the period	1,411	2,736

Balance, end of year	$1,411	$3,349

The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,	2022	2021

Revenue (derecognized) recognized	$(1,201)	$3,572

These amounts relate to cumulative catch-up adjustments arising from changes in estimated cost of sales on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.

During the year-ended December 31, 2022, the Company derecognized $3,706 in revenue recognized in the year-ended December 31, 2021, and $3,706 in contract assets recognized as at December 31, 2021, due to a customer directed change of scope in a project. This resulted in the work ultimately being completed under the as-invoiced method of revenue recognition rather than the cost-to-cost percentage method. During the year-ended December 31, 2022, the Company recognized revenue of $177,620 related to this project.

c) Transaction price allocated to the remaining performance obligations

The estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period is $52,526, all of which is expected to be recognized in 2023. Included is all expected consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

d) Contract costs

The following table summarizes contract costs included within other assets on the Consolidated Balance Sheets.

	December 31, 2022	December 31, 2021

Fulfillment costs	$—	$2,673

During the year ended December 31, 2022, fulfillment costs of $nil were capitalized and $2,673 were amortized within cost of sales on the Consolidated Statement of Operations and Comprehensive income (December 31, 2021 – $2,909 and $1,668, respectively).

66	NORTH AMERICAN CONSTRUCTION GROUP

6. Inventories

	December 31, 2022	December 31, 2021

Repair parts	$26,036	$19,519

Tires and track frames	3,372	2,617

Fuel and lubricants	2,237	1,832

Parts and supplies	31,645	23,968

Parts, supplies and components for equipment rebuilds	14,899	15,858

Customer rebuild work in process	3,354	4,718

	$49,898	$44,544

7. Property, plant and equipment

December 31, 2022	Cost	Accumulated Depreciation	Net Book Value

Owned assets

Heavy equipment	$368,318	$123,695	$244,623

Major component parts in use	388,169	163,124	225,045

Other equipment	40,752	30,769	9,983

Licensed motor vehicles	12,109	6,800	5,309

Office and computer equipment	7,510	5,669	1,841

Buildings	29,725	4,489	25,236

Capital inventory and capital work in progress	46,050	—	46,050

Land	10,472	—	10,472

	903,105	334,546	568,559

Assets under finance lease

Heavy equipment	75,750	28,265	47,485

Major component parts in use	40,406	22,264	18,142

Other equipment	4,238	1,814	2,424

Licensed motor vehicles	9,669	469	9,200

	130,063	52,812	77,251

Total property, plant and equipment	$1,033,168	$387,358	$645,810

December 31, 2021	Cost	Accumulated Depreciation	Net Book Value

Owned assets

Heavy equipment	$351,023	$105,686	$245,337

Major component parts in use	332,042	131,157	200,885

Other equipment	44,548	30,633	13,915

Licensed motor vehicles	15,113	10,838	4,275

Office and computer equipment	6,845	4,891	1,954

Buildings	29,386	3,748	25,638

Capital inventory and capital work in progress	38,350	—	38,350

Land	10,472	—	10,472

	827,779	286,953	540,826

Assets under finance lease

Heavy equipment	92,690	28,504	64,186

Major component parts in use	52,679	21,996	30,683

Other equipment	4,633	1,281	3,352

Licensed motor vehicles	2,674	771	1,903

	152,676	52,552	100,124

Total property, plant and equipment	$980,455	$339,505	$640,950

CONSOLIDATED FINANCIAL STATEMENTS	67

8. Finance and operating leases

As a lessee, the Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have terms of 1 to 15 years, with options to extend on certain leases for up to five years. The Company generates operating lease income from the sublease of certain office facilities and heavy equipment rentals.

a) Minimum lease payments and receipts

The future minimum lease payments and receipts from non-cancellable leases as at December 31, 2022, for the periods shown are as follows:

	Payments		Receipts

For the year ending December 31,	Finance Leases	Operating Leases	Operating leases

2023	$22,550	$3,090	$6,165

2024	13,552	1,703	666

2025	3,992	1,730	—

2026	2,642	1,579	—

2027 and thereafter	935	10,665	—

Total minimum lease payments	$43,671	$18,767	$6,831

Less: amount representing interest	(1,867)	(3,921)

Carrying amount of minimum lease payments	$41,804	$14,846
Less: current portion	(21,489)	(2,470)

Long term	$20,315	$12,376

b) Lease expenses and income

Year ended December 31,	2022	2021

Short-term lease expense	$23,003	$27,421

Operating lease expense	4,588	4,556

Operating lease income	(6,831)	(7,074)

During the year ended December 31, 2022, depreciation of equipment under finance leases was $18,573 (December 31, 2021 – $21,343).

c) Supplemental information

	December 31, 2022	December 31, 2021

Weighted-average remaining lease term (in years):

Finance leases	1.9	2.5

Operating leases	10.2	8.3

Weighted-average discount rate:

Finance leases	3.53%	3.22%

Operating leases	4.64%	4.68%

68	NORTH AMERICAN CONSTRUCTION GROUP

9. Investments in affiliates and joint ventures

The following is a summary of the Company’s interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest

Nuna Group of Companies (“Nuna”)

Nuna Logistics Ltd.	49%

North American Nuna Joint Venture	50%

Nuna East Ltd.	37%

Nuna Pang Contracting Ltd.	37%

Nuna West Mining Ltd.	49%

Mikisew North American Limited Partnership (“MNALP”)	49%

Fargo joint ventures “Fargo”

ASN Constructors (“ASN”)	30%

Red River Valley Alliance LLC (“RRVA”)	15%

NAYL Realty Inc.	49%

BNA Remanufacturing Limited Partnership	50%

Dene North Site Services Partnership(i)	49%

(i)Subsequent	to December 2022, the Dene North Site Services Partnership has been dissolved.

The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2022	December 31, 2021

Balance, beginning of the year	$55,974	$46,263

Investments in affiliates and joint ventures	—	2,321

Share of net income	37,053	21,860

Dividends from affiliates and joint ventures	(12,760)	(11,270)

Intercompany eliminations	(4,630)	(3,200)

Balance, end of the year	$75,637	$55,974

The financial information for the Company’s share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:

Balance Sheets

December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total

Assets

Cash	$6,559	$1,467	$81,326	$800	$90,152

Other current assets	82,147	41,820	1,776	3,495	129,238

Non-current assets	18,422	27,428	93,007	12,510	151,367

Total assets	$107,128	$70,715	$176,109	$16,805	$370,757

Liabilities

Current liabilities	$40,382	$43,381	$78,457	$1,529	$163,749

Non-current liabilities	12,942	22,195	89,907	6,327	131,371

Total liabilities	$53,324	$65,576	$168,364	$7,856	$295,120

Net investments in affiliates and joint ventures	$53,804	$5,139	$7,745	$8,949	$75,637

CONSOLIDATED FINANCIAL STATEMENTS	69

December 31, 2021	Nuna	MNALP	Fargo	Other entities	Total

Assets

Cash	$13,992	$2,758	$38,688	$734	$56,172

Other current assets	32,363	20,032	—	3,758	56,153

Non-current assets	24,092	10,966	285	7,618	42,961

Total assets	$70,447	$33,756	$38,973	$12,110	$155,286

Liabilities

Current liabilities	$15,819	$22,059	$38,573	$986	$77,437

Non-current liabilities	9,586	7,356	—	4,933	21,875

Total liabilities	$25,405	$29,415	$38,573	$5,919	$99,312

Net investments in affiliates and joint ventures	$45,042	$4,341	$400	$6,191	$55,974

Statements of Operations

Year ended December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total

Revenue	$213,745	$330,259	$40,598	$11,431	$596,033

Gross profit	30,667	10,216	6,575	2,123	49,581

Income before taxes	21,741	8,825	7,049	1,881	39,496

Net income	$19,298	$8,825	$7,049	$1,881	$37,053

Year ended December 31, 2021	Nuna	MNALP	Fargo	Other entities	Total

Revenue	$147,187	$171,425	$6,296	$7,532	$332,440

Gross profit	28,357	2,762	1,079	1,443	33,641

Income before taxes	20,600	2,750	397	1,317	25,064

Net income	$17,396	$2,750	$397	$1,317	$21,860

Related parties

The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

	December 31, 2022	December 31, 2021

Accounts receivable	$65,294	$31,050

Other assets	2,444	2,162

Accounts payable and accrued liabilities	13,773	286

The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the years ended December 31, 2022 and 2021, revenue earned from these services was $666,069 and $356,592, respectively. The majority of services are being completed through the Mikisew North American Limited Partnership (“MNALP”) which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP bills the external customer and are settled when MNALP receives payment. At December 31, 2022, MNALP had recorded accounts receivable of $66,680 on their balance sheet (December 31, 2021 – $32,296).

70	NORTH AMERICAN CONSTRUCTION GROUP

10. Other Assets

	Note	December 31, 2022	December 31, 2021

Loans to affiliates and joint ventures		$2,444	$914

Long-term prepaid lease payments		1,085	1,361

Deferred financing costs		887	838

Derivative financial instruments	15(b)	778	—

Goodwill	20(b)	543	543

Contract costs	5(d)	—	2,673

Deferred lease inducement asset		71	214

		$5,808	$6,543

11. Income taxes

Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2022	2021

Income before income taxes	$84,445	$60,693

Equity earnings in affiliates and joint ventures	(37,053)	(21,860)

	$47,392	$38,833

Tax rate	23.00%	23.00%

Expected expense	$10,900	$8,932

Adjustments related to:

Stock-based compensation	1,090	1,043

Foreign tax rate differential	183	233

Tax on equity earnings in affiliates and joint ventures	5,162	935

Other	(262)	(1,858)

Total income tax expense	$17,073	$9,285

Current income tax expense	$1,627	$1,000

Deferred income tax expense	15,446	8,285

Total income tax expense	$17,073	$9,285

The deferred tax assets and liabilities are summarized below:

	December 31, 2022	December 31, 2021

Deferred tax assets:

Non-capital and net capital loss carryforwards	$33,630	$40,367

Finance lease obligations	17,981	24,785

Operating lease obligations	3,415	3,247

Stock-based compensation	4,200	4,029

Other	2,241	(1,154)

	$61,467	$71,274

Deferred tax liabilities:

Contract assets	$3,199	$932

Property, plant and equipment	123,274	124,265

Other	6,494	2,277

	$132,967	$127,474

Net deferred income tax liability	$71,500	$56,200

CONSOLIDATED FINANCIAL STATEMENTS	71

Classified as:
	December 31, 2022	December 31, 2021

Deferred tax asset	$387	$—

Deferred tax liability	(71,887)	(56,200)

	$(71,500)	$(56,200)

The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, multiple provincial jurisdictions, the U.S. federal jurisdiction, three U.S state jurisdictions and the Australia federal jurisdiction.

At December 31, 2022, the Company has non-capital loss carryforwards of $146,217, which expire as follows:

December 31, 2022

2026	$3

2027	278

2032	176

2033	9,095

2037	5

2039	146

2040	112,450

2041	16,816

2042	7,248

$146,217

12. Accrued liabilities

	Note	December 31, 2022	December 31, 2021

Payroll liabilities		$16,082	$16,888

Current portion of DSU liabilities	19(c)	5,099	—

Income and other taxes payable		8,189	5,064

Dividends payable	16(c)	2,098	1,137

Accrued interest payable		1,466	1,331

Third-party equipment rental liabilities		2,572	2,678

Funding obligations		—	3,022

Obligation related to DGI acquisition		1,720	1,571

Deferred consideration related to ML Northern acquisition	20(a)	5,002	—

Other		1,556	1,698

		$43,784	$33,389

13. Long-term debt

	Note	December 31, 2022	December 31, 2021

Credit Facility	13(a)	$180,000	$110,000

Convertible debentures	13(b)	129,750	129,750

Financing obligations	13(c)	32,889	47,945

Mortgage	13(d)	29,231	30,000

Promissory notes	13(e)	11,238	13,210

Unamortized deferred financing costs	13(f)	(4,371)	(5,178)

		$378,737	$325,727

Less: current portion of long-term debt		(20,600)	(19,693)

		$358,137	$306,034

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2022 are: $20.6 million in 2023, $18.7 million in 2024, $184.7 million in 2025, $58.4 million in 2026 and $100.7 million in 2027 and thereafter.

72	NORTH AMERICAN CONSTRUCTION GROUP

a) Credit Facility

The Company entered into an Amended and Restated Credit Agreement (the “Credit Facility”) with a banking syndicate that allows borrowing under the revolving loan to $300.0 million with the ability to increase the maximum borrowings by $50.0 million, subject to certain conditions. The amended agreement matures on October 8, 2025, with an option to extend on an annual basis, subject to certain conditions. The Credit Facility permits finance lease obligations to a limit of $175.0 million and certain other borrowings outstanding to a limit of $20.0 million. In the amended agreement, the permitted amount of $175.0 million was expanded to include guarantees provided by the Company to certain joint ventures.

As at December 31, 2022, there was $32.0 million (December 31, 2021 – $33.9 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $88.0 million (December 31, 2021 – $181.1 million). As at December 31, 2022, there was an additional $46.6 million in borrowing availability under finance lease obligations (December 31, 2021 – $28.6 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.

The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at December 31, 2022, the Company was in compliance with its financial covenants.

•	The first covenant is the Senior Leverage Ratio which is Bank Senior Debt plus outstanding letters of credit compared to Bank EBITDA less NACG Acheson Ltd. rental revenue.

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“Bank Senior Debt” is defined as the Company’s long-term debt, finance leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.

¡

“Bank EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income.

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The Senior Leverage Ratio must be less than or equal to 3.0:1. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.

•	The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.

¡	“Fixed Charges” is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures.

¡	The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or the Secured Overnight Financing Rate (“SOFR”) (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.75% depending on the Company’s Total Debt to Bank EBITDA Ratio. Total debt (“Total Debt”) is defined in the Credit Facility as long-term debt including finance leases and letters of credit, excluding convertible debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property excluding the Company’s first securities interests on the Business Development Bank of Canada (“BDC”) mortgage.

The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $80.0 million for Mikisew North American Limited Partnership (“MNALP”), an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at December 31, 2022, the Company has provided guarantees on this facility of $53.4 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded related to this guarantee. Subsequent to December 2022, there was a $30.0 million increase to the capacity of these facilities.

CONSOLIDATED FINANCIAL STATEMENTS	73

The Company also acts as guarantor for equipment leases of Nuna Logistics Ltd. (“NLL”), an affiliate of the Company, to avail more favourable financing terms. As at December 31, 2022, Nuna had an outstanding balance of $0.3 million under this arrangement. At this time, there have been no instances or indication that payments will not be made by NLL. Therefore, no liability has been recorded related to this guarantee.

b) Convertible debentures

	December 31, 2022	December 31, 2021

5.50% convertible debentures	$74,750	$74,750

5.00% convertible debentures	55,000	55,000

	$129,750	$129,750

The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs

5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,531

5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691

Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2021. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.

The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024, at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the original conversion price; and on or after June 30, 2026, at a redemption price equal to the principal amount. In each case, the Company will pay accrued and unpaid interest on the debentures redeemed to the redemption date.

Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

c) Financing obligations

During the year ended December 31, 2021, the Company recorded new financing obligations of $11,700. The financing contract expires on February 9, 2026. The Company is required to make monthly payments over the life of the contract with an annual interest rate of 2.23%. The financing obligations are secured by the corresponding property, plant and equipment.

d) Mortgage

On October 28, 2021, the Company entered into an updated mortgage agreement with BDC which increased the mortgage amount from $21.1 million to $30.0 million. The updated mortgage includes an additional loan of $7.0 million for a building expansion and a $1.9 million cash advance. The mortgage has a maturity date of November 1, 2046, and bears interest at 3.40%. The mortgage is secured by the corresponding land and building in Acheson, Alberta.

e) Promissory notes

During the year ended December 31, 2022, the Company recorded a new equipment promissory note of $3.4 million. The contract expires on May 13, 2026. The Company is required to make monthly payments over the life of the contract with an annual interest rate of 5.85%. The promissory note is secured by the corresponding property, plant and equipment. During the year ended December 31, 2022, the Company made payments of $5.4 million towards promissory notes.

74	NORTH AMERICAN CONSTRUCTION GROUP

During the year ended December 31, 2021, the Company recorded a new equipment promissory note of $4.3 million. The contract expires on August 5, 2025. The Company is required to make monthly payments over the life of the contract with an annual interest rate of 4.20%. The promissory note is secured by the corresponding property, plant and equipment. The Company also acquired a new promissory note of $0.4 million upon acquisition of DGI (note 20). The contract expires in November 2023 and bears interest at 2.90%. During the year ended December 31, 2021, the Company made payments of $4.2 million towards promissory notes.

f) Deferred financing costs

	December 31, 2022	December 31, 2021

Cost	$6,336	$6,351

Accumulated amortization	1,965	1,173

	$4,371	$5,178

14. Other long-term obligations

	Note	December 31, 2022	December 31, 2021

DSU liabilities	19(c)	$13,159	$17,515

Deferred gain on sale-leaseback		1,483	2,954

Obligation related to DGI acquisition		2,142	3,098

Other		1,792	2,833

		$18,576	$26,400

15. Financial instruments and risk management

a) Fair value measurements

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.

The fair values of the Company’s cash, accounts receivable, loans to affiliates and joint ventures (included in other assets), accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.

Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2022		December 31, 2021

	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Convertible debentures	Level 1	129,750	131,795	129,750	135,963

Financing obligations	Level 2	32,889	30,783	47,945	47,010

Mortgage	Level 2	29,231	24,329	30,000	29,756

b) Swap agreement

On October 5, 2022, the Company entered into a swap agreement on its common shares with a financial institution for investment purposes. As at December 31, 2022, the Company recognized an unrealized gain of $778 on this agreement based on the difference between the par value of the converted shares and the expected price of the Company’s shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 152,100 shares at a par value of $17.84. The fair value of the shares as at December 31, 2022, was $18.08. The fair value of this swap is recorded in other assets (note 10) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income. This swap agreement is expected to mature in October 2023.

CONSOLIDATED FINANCIAL STATEMENTS	75

During the year ended December 31, 2021, the Company recorded a net gain of $2,737 on the swap agreement related to the 5.50% convertible debentures issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. The gain recorded in 2021 was comprised of a realized gain of $7,071, offset by an unrealized gain from the year ended December 31, 2020, of $4,334. This swap agreement was completed on September 30, 2021, and the derivative financial instrument recorded on the Consolidated Balance Sheet was extinguished at that time.

c) Risk management

The Company is exposed to liquidity, market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.

The Company is also exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has further mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues from these investments are not included in consolidated revenue.

d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages this risk by monitoring and reviewing actual and forecasted cash flows and the effect on bank covenants. The Company meets its liquidity needs from various sources including cash generated by operating activities, cash borrowings under the Credit Facility and financing through operating and financing leases and capital equipment financing. The Company has unused borrowing availability of $88.0 million on the Credit Facility (December 31, 2021 – $181.1 million) and an additional $46.6 million in borrowing availability under finance lease obligations (December 31, 2021 – $28.6 million). The Company believes that it has sufficient cash balances and availability under the Credit Facility to meet its foreseeable operating requirements.

e) Market risk

Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company has used various risk management techniques. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short-term transactions, if material.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2022, the

76	NORTH AMERICAN CONSTRUCTION GROUP

Company held $180.0 million of floating rate debt pertaining to its Credit Facility (December 31, 2021 – $110.0 million). As at December 31, 2022, holding all other variables constant, a 100 basis point change to interest rates on the outstanding floating rate debt will result in $1.8 million corresponding change in annual interest expense.

The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt.

f) Credit risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and contract assets. Credit risk for trade and other accounts receivables and contract assets are managed through established credit monitoring activities.

The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2022	2021

Customer A	31%	38%

Customer B	24%	27%

Customer C	21%	10%

Customer D	14%	17%

The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above and in the table below.

The following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2022	December 31, 2021

Customer 1	32%	45%

Customer 2	16%	6%

Customer 3	15%	15%

Customer 4	11%	15%

The Company’s exposure to credit risk for accounts receivable and contract assets is as follows:

	December 31, 2022	December 31, 2021

Trade accounts receivable	$39,625	$51,774

Holdbacks	372	380

Accrued trade receivables	33,207	12,266

Contract receivables, included in accounts receivable	$73,204	$64,420

Other receivables	10,607	4,367

Total accounts receivable	$83,811	$68,787

Contract assets	15,802	9,759

Total	$99,613	$78,546

CONSOLIDATED FINANCIAL STATEMENTS	77

Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2022, and December 31, 2021, trade receivables and holdbacks are aged as follows:

	December 31, 2022	December 31, 2021

Not past due	$31,923	$31,531

Past due 1-30 days	6,190	19,209

Past due 31-60 days	1,174	1,250

More than 61 days	710	164

Total	$39,997	$52,154

As at December 31, 2022, the Company has recorded an allowance for credit losses of $nil (December 31, 2021 – $nil).

16. Shares

a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares

Issued and outstanding at December 31, 2020	31,011,831	(1,845,201)	29,166,630

Issued upon exercise of stock options	125,000	—	125,000

Retired through share purchase program	(1,113,903)	—	(1,113,903)

Purchase of treasury shares	—	(21,503)	(21,503)

Settlement of certain equity classified stock-based compensation	—	301,891	301,891

Issued and outstanding at December 31, 2021	30,022,928	(1,564,813)	28,458,115

Retired through share purchase program	(2,195,646)	—	(2,195,646)

Purchase of treasury shares	—	(26,012)	(26,012)

Settlement of certain equity classified stock-based compensation	—	184,364	184,364

Issued and outstanding at December 31, 2022	27,827,282	(1,406,461)	26,420,821

Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2022, the Company withheld the cash equivalent of 112,583 shares for $1,591 to satisfy the recipient tax withholding requirements (year ended December 31, 2021 – 274,359 shares for $5,134).

b) Net income per share

Year ended December 31,	2022	2021

Net income	$67,372	$51,408

Interest from convertible debentures (after tax)	5,893	4,410

Diluted net income available to common shareholders	$73,265	$55,818

Weighted-average number of common shares	27,406,140	28,325,489

Weighted-average effect of dilutive securities

Dilutive effect of treasury shares	1,485,275	1,707,718

Dilutive effect of stock options	—	47,767

Dilutive effect of 5.00% convertible debentures	2,095,236	2,095,236

Dilutive effect of 5.50% convertible debentures	3,020,199	1,770,747

Weighted-average number of diluted common shares	34,006,850	33,946,957

Basic net income per share	$2.46	$1.81

Diluted net income per share	$2.15	$1.64

For the year ended December 31, 2022, all securities were dilutive (year ended December 31, 2021, all securities were dilutive).

78	NORTH AMERICAN CONSTRUCTION GROUP

On April 11, 2022, the Company commenced a normal course issuer bid (“NCIB”) under which a maximum number of 2,113,054 common shares were authorized to be purchased. During the year ended December 31, 2022, the Company purchased and subsequently cancelled 2,113,054 shares under this NCIB, which resulted in a decrease to common shares of $16,824 and a decrease to additional paid-in capital of $15,827. This NCIB is now complete, with the purchase and cancellation of the maximum number of shares.

During the year ended December 31, 2022, the Company completed a NCIB which commenced on April 9, 2021, upon the purchase and cancellation of 82,592 common shares, which resulted in a decrease to common shares of $665 and a decrease to additional paid-in capital of $816.

c) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable

Q1 2021	February 16, 2021	$0.04	March 4, 2021	April 9, 2021	$1,123

Q2 2021	April 27, 2021	$0.04	May 28, 2021	July 9, 2021	$1,123

Q3 2021	July 27, 2021	$0.04	August 31, 2021	October 8, 2021	$1,137

Q4 2021	October 26, 2021	$0.04	November 30, 2021	January 7, 2022	$1,137

Q1 2022	February 15, 2022	$0.08	March 4, 2022	April 8, 2022	$2,277

Q2 2022	April 26, 2022	$0.08	May 27, 2022	July 8, 2022	$2,232

Q3 2022	July 26, 2022	$0.08	August 31, 2022	October 7, 2022	$2,127

Q4 2022	October 25, 2022	$0.08	November 30, 2022	January 6, 2023	$2,098

17. Cost of sales

Year ended December 31,	2022	2021

Salaries, wages and benefits	$241,113	$211,804

Repair parts and consumable supplies	131,460	112,411

Subcontractor services	91,666	63,414

Equipment and component sales	41,302	21,505

Third-party equipment rentals	22,964	27,422

Fuel	12,963	13,890

Other	7,255	5,264

	$548,723	$455,710

18. Interest expense, net

Year ended December 31,	2022	2021

Credit Facility	$9,250	$6,559

Convertible debentures	6,861	5,148

Finance lease obligations	1,627	2,260

Mortgage	1,006	1,350

Promissory notes	506	450

Financing obligations	1,211	1,562

Amortization of deferred financing costs	1,076	1,064

Other interest expense	3,030	701

Interest expense	$24,567	$19,094

Other interest income	(24)	(62)

	$24,543	$19,032

19. Stock-based compensation

Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	Note	2022	2021

Restricted share unit plan	19(a)	$2,154	$2,335

Performance restricted share unit plan	19(b)	2,522	2,165

Deferred stock unit plan	19(c)	104	7,106

		$4,780	$11,606

CONSOLIDATED FINANCIAL STATEMENTS	79

a) Restricted share unit plan

Restricted Share Units (“RSUs”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share

Outstanding at December 31, 2020	641,471	10.34

Granted	144,383	19.97

Vested	(220,116)	8.44

Forfeited	(12,327)	13.01

Outstanding at December 31, 2021	553,411	13.55

Granted	167,631	15.55

Vested	(169,689)	14.13

Forfeited	(15,455)	13.41

Outstanding at December 31, 2022	535,898	14.44

At December 31, 2022, there were approximately $3,479 of unrecognized compensation costs related to non-vested share-based payment arrangements under the RSU plan (December 31, 2021 – $4,339) and these costs are expected to be recognized over the weighted-average remaining contractual life of the RSUs of 1.3 years (December 31, 2021 – 1.4 years). During the year ended December 31, 2022, 169,689 units vested, which were settled with common shares purchased through a trust arrangement (December 31, 2021 – 220,116 units vested and settled).

b) Performance restricted share unit plan

Performance Restricted Share Units (“PSUs”) are granted each year to senior management employees with respect to services to be provided in that year and the following two years. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the grant date. The Company settles PSUs with common shares purchased through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share

Outstanding at December 31, 2020	492,557	8.86

Granted	112,079	20.04

Vested	(178,067)	8.24

Outstanding at December 31, 2021	426,569	12.06

Granted	116,775	15.55

Vested	(111,630)	14.13

Outstanding at December 31, 2022	431,714	12.47

At December 31, 2022, there were approximately $3,251 of total unrecognized compensation costs related to non-vested share–based payment arrangements under the PSU plan (December 31, 2021 – $3,702) and these costs are expected to be recognized over the weighted-average remaining contractual life of the PSUs of 1.3 years (December 31, 2021 – 1.5 years). During the year ended December 31, 2022, 111,630 units vested, which were settled with common shares purchased through a trust arrangement at a factor of 1.14 common shares per PSU based on performance against grant date criteria (December 31, 2021 – 178,067 units at a factor of 2.0 vested and settled).

The Company estimated the fair value of the PSUs granted during the years ended December 31, 2022 and 2021 using a Monte Carlo simulation with the following assumptions:

	2022	2021

Risk-free interest rate	3.14%	0.65%

Expected volatility	48.70%	50.96%

80	NORTH AMERICAN CONSTRUCTION GROUP

c) Deferred stock unit plan

Prior to January 1, 2021, under the Company’s shareholding guidelines non-officer directors of the Company were required to receive at least 50% and up to 100% of their annual fixed remuneration in the form of DSUs, at their election. The shareholding guidelines were amended effective January 1, 2021, to require directors to take at least 60% of their annual fixed remuneration in the form of DSUs if they do not meet shareholding guidelines, and to take between 0% and 100% of their annual fixed remuneration in the form of DSUs if they do meet shareholding guidelines. In addition to directors, eligible executives can elect to receive up to 50% of their annual short term incentive plan compensation in the form of DSUs.

The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1 of the calendar year following the year in which the departure, retirement or death occurred.

Number of units

Outstanding at December 31, 2020	1,005,503

Granted	66,265

Redeemed	(139,124)

Outstanding at December 31, 2021	932,644

Granted	87,569

Redeemed	—

Outstanding at December 31, 2022	1,020,213

At December 31, 2022, the fair market value of these units was $17.90 per unit (December 31, 2021 – $18.78 per unit). At December 31, 2022, the current portion of DSU liabilities of $5,099 was included in accrued liabilities (December 31, 2021 – $nil) and the long-term portion of DSU liabilities of $13,159 was included in other long-term obligations (December 31, 2021 – $17,515) in the Consolidated Balance Sheets. During the year ended December 31, 2022, there were nil units redeemed and settled in cash for $nil (December 31, 2021 – 139,124 units were redeemed and settled in cash for $2,300). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately upon issuance.

d) Share option plan

Effective November 17, 2021, the Company terminated the 2004 Amended and Restated Share Option Plan, which became effective in 2006. Under this plan, directors, officers, employees and certain service providers to the Company were eligible to receive stock options to acquire voting common shares in the Company. Each stock option provided the right to acquire one common share in the Company and expired ten years from the grant date or on termination of employment. There were no issued or outstanding options as at the date of termination.

	Number of options	Weighted-average exercise price $ per share

Outstanding at December 31, 2020	125,000	4.16

Exercised(i)	(125,000)	4.16

Outstanding at December 31, 2021	—	—

(i)All	stock options exercised resulted in new common shares being issued (note 16(a)).

Cash received from options exercised for the year ended December 31, 2021, was $519. For the year ended December 31, 2021, the total intrinsic value of options exercised, calculated as the market value at the exercise date less exercise price, multiplied by the number of units exercised, was $1,909.

20. Business acquisitions

a) ML Northern Services Ltd.

On October 1, 2022, the Company acquired 100% of the shares and business of ML Northern Services Ltd. (“ML Northern”), a privately-owned heavy equipment servicing company specializing in mobile fuel, lube, and steaming services based in Fort McMurray, Alberta, for total cash consideration of $8,002, comprised of a purchase price of $13,723 for property, plant and equipment and working capital, less assumed lease liabilities of $5,721.

CONSOLIDATED FINANCIAL STATEMENTS	81

The following table summarizes the total consideration paid for ML Northern and the fair value of the assets acquired and liabilities assumed at the acquisition date:

Purchase price allocation to assets acquired and liabilities assumed:	October 1, 2022

Property, plant and equipment and working capital

Cash	$795

Accounts receivable	4,068

Prepaid expenses	30

Property, plant and equipment	9,562

Operating lease right-of-use asset	131

Accounts payable	(48)

Accrued liabilities	(599)

Deferred income tax liabilities	(216)

$13,723

Lease liabilities

Finance lease liabilities	$(5,595)

Operating lease liabilities	(126)

$(5,721)

Total identifiable net assets at fair value	$8,002

The Company paid cash consideration of $3,000 and recorded deferred consideration of $5,002 included in accrued liabilities at December 31, 2022. During the year ended December 31, 2022, the Company recognized $95 of acquisition related costs associated with professional and legal advisory fees in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

During the year ended December 31, 2022, the Company recognized $5,224 of revenue and $1,094 of net income from ML Northern recorded in the Consolidated Statement of Operations and Comprehensive Income. Pro forma disclosures related to the effect of the acquisition have been excluded on the basis of immateriality.

b) DGI (Aust) Trading Pty Ltd.

On July 1, 2021, the Company acquired all the shares and business of DGI (Aust) Trading Pty Ltd. (“DGI”), a supplier of production-critical mining components based in Kempsey, New South Wales, Australia for total consideration of $18,441, comprised of a cash payment of $13,724 and $4,717 in the form of an earn-out to be paid based on the earnings of DGI over the next four annual periods after the acquisition. Goodwill from the acquisition was $543 and the fair value of the identifiable net assets acquired was $17,898. Identifiable net assets included: working capital of $13,674, intangible assets of $2,575, and other net assets of $1,649. The Company recognized $209 of acquisition-related costs during the year ended December 31, 2021. Management finalized the fair value assessment of assets and liabilities purchased from DGI in 2021.

82	NORTH AMERICAN CONSTRUCTION GROUP

21. Other information

a) Supplemental cash flow information

Year ended December 31,	2022	2021

Cash paid during the year for:

Interest	$24,084	$17,028

Cash received during the year for:

Interest	177	69

Non-cash transactions:

Addition of property, plant and equipment by means of finance leases	8,931	19,198

Decrease to property, plant and equipment upon investment contribution to affiliates and joint ventures	—	(362)

Increase in assets held for sale, offset by property, plant and equipment	4,276	9,281

Non-cash working capital exclusions:

Net increase in inventory due to transfer from property, plant and equipment	—	437

Net increase in accounts payable related to loans from affiliates and joint ventures	(13,500)	—

Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	639	223

Net (increase) decrease in accrued liabilities related to the current portion of deferred stock unit liability	(5,099)	1,725

Net increase in accrued liabilities related to taxes payable	(362)	—

Net (increase) decrease in accrued liabilities related to dividend payable	(961)	33

Net increase in accrued liabilities related to deferred consideration for acquisition of ML Northern	(5,002)	—

Non-cash working capital transactions related to acquisition of ML Northern: (note 20(a))

Increase in accounts receivable	4,068	—

Increase in prepaid expenses	30	—

Increase in accounts payable	(48)	—

Increase in accrued liabilities	(599)	—

Non-cash working capital transactions related to acquisition of DGI: (note 20(b))

Increase in accounts receivable	—	1,910

Increase in inventory	—	13,713

Increase in prepaid expenses	—	971

Increase in accounts payable	—	(3,591)

Increase in accrued liabilities	—	(2,307)

b) Net change in non-cash working capital

The table below represents the cash provided by (used in) non-cash working capital:

Year ended December 31,	2022	2021

Operating activities:

Accounts receivable	$(10,956)	$(30,646)

Contract assets	(6,043)	(2,751)

Inventories	(5,354)	(11,243)

Contract costs	2,673	(704)

Prepaid expenses and deposits	(3,453)	(735)

Accounts payable	12,750	31,232

Accrued liabilities	(989)	13,681

Contract liabilities	(1,938)	1,837

	$(13,310)	$671

22. Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

23. Contingencies

During the normal course of the Company’s operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company’s consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	83

Corporate Information Corporate Headquarters 27287-100 Avenue Acheson, Alberta T7X 6H8 Phone: 780.960.7171 Fax: 780.969.5599 Auditors KPMG LLP Edmonton, Alberta Solicitors Bracewell & Giuliani LLP Houston, Texas Fasken Martineau DuMoulin LLP Toronto, Ontario Exchange Listings Toronto Stock Exchange New York Stock Exchange Ticker Symbol: NOA Transfer Agent Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Investor Information Investor Relations Jason Veenstra Phone: 780.960.7171 Fax: 780.969.5599 Email: IR@nacg.ca Web: www.nacg.ca Annual General Meeting The Annual General Meeting of North American Construction Group Ltd. will be held: Wednesday, May 3, 2023 3:00 PM North American Construction Group 27287-100 Avenue Acheson, Alberta

Everyone Gets Home Safe

NORTH AMERICAN
CONSTRUCTION GROUP

www.nacg.ca

Everyone Gets Home Safe www.nacg.ca